Form 10KSB, Exhibit 13
period 1996-12-31
FIRST ALLEN PARISH BANCORP INC
filed 1997-03-28
CIK 1017309

FIRST ALLEN PARISH BANCORP, INC.


          ---------------------------------------------
                          ANNUAL REPORT
          ---------------------------------------------

                              1996

TABLE OF CONTENTS

                                                                 Page

President's Message                                         1

General Information                                         3

Selected Consolidated Financial and Other Data of the
  Company                                                   4

Management's Discussion and Analysis of Financial
  Condition and Results of Operations                       6

Consolidated Financial Statements                           17

Stockholder Information                                     47

Corporate Information                                            48

March 21, 1997

Dear Stockholder:


We are pleased to provide you with the Annual Report on the Consolidated Financial Statements of First Allen Parish Bancorp,
Inc., holding company of First Federal Savings and Loan
Association of Allen Parish (First Federal), for the year ended
December 31, 1996.

Our first full quarter of operation as a public stock company ended with our year ended December 31, 1996, contributing to a year of solid performance. Consolidated assets of First Allen Parish Bancorp, Inc., totalled $31.5 million at December 31, 1996, an increase of $2.6 million over the year ended December 31, 1995. Total stockholders' equity was $4.3 million, representing an increase of $2.3 million over the year ended December 31, 1995. This increase in equity was a direct result of the conversion of First Federal from a mutual to a public stock institution on September 27, 1996, and the coinciding issuance of 264,506 shares of $0.01 par value common stock issued at $10.00 per share.

Although net income of $167,000 was realized for the year ended December 31, 1996, net income decreased from $290,000 for the year ended December 31, 1995. The Company expensed $170,000 of deposit insurance premiums in 1996 because of a one-time special assessment levied by the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund (SAIF). The effect of this federal legislation was a one-time special assessment levied against the earnings of all FDIC-SAIF insured savings and loan associations. The positive effect of resolving this issue is that going forward, our annual FDIC-SAIF insurance premium will be significantly reduced. Based on current figures, we should save approximately $45,000 annually on FDIC-SAIF premiums, enough to recoup the $170,000 assessment in four years or less.

Knowing that the FDIC-SAIF issue is finally resolved should have a very positive effect on all FDIC-SAIF insured stock institutions, such as First Federal. The initial market price of our stock as of September 30, 1996 was $10.00, compared to $14.38 at December 31, 1996.

Interest-bearing and non-interest bearing deposits and Federal Home Loan Bank stock increased $111,000, from $1.6 million at December 31, 1995, to $1.7 million at December 31, 1996. Mortgage-backed securities increased $1.8 million, from $15.4 million at December 31, 1995, to $17.2 million at December 31, 1996.

Loans receivable increased $707,000, from $11.2 million at December 31, 1995, to $11.9 million, at December 31, 1996.

Deposits were $26.6 million, at December 31, 1995, as compared to $25.7 million at December 31, 1996. Federal Home Loan Bank
(FHLB) advances were $1.2 million at December 31, 1996.

Your Board of Directors, management and staff remain committed to building strong stockholder value. Since its origination in 1962, First Federal has been, and intends to continue to be, a community-oriented financial institution, offering a full range of banking services aimed at meeting the financial needs of the communities it serves. Our customers appreciate the fact that we are accessible and are here for them to serve their financial needs.

Thank you for your investment in First Allen Parish Bancorp, Inc.
and First Federal. We are looking forward to a long and prosperous relationship.

Sincerely,


/s/ Charles Galligan
------------------------------
Charles Galligan,
President and CEO

                       GENERAL INFORMATION


     First Allen Parish Bancorp, Inc. (the Company) is a Delaware Corporation which is the holding company for First Federal Savings and Loan Association of Allen Parish (the Association). The Company was organized by the Association for the purpose of acquiring all of the capital stock of the Association in connection with the conversion of the Association from mutual to stock form, which was completed on September 27, 1996 (the Conversion). The only significant assets of the Company are the capital stock of the Association, the Company's loan to an employee stock ownership plan, and investment securities in United States government and agency obligations. The business of the Company initially consists of the business of the Association.

     The Association, which was originally chartered in 1962 as a federal chartered mutual savings and loan association, is headquartered in Oakdale, Louisiana. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Association serves communities located in Allen Parish and in the surrounding parishes in Louisiana through its office located at 222 South 10th Street, Oakdale, Louisiana.

     The Association has been and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. The Association attracts deposits from the general public and uses such funds together with FHLB advances to originate loans secured by real estate, including one-to-four family residential mortgage loans, commercial real estate loans, land loans, construction loans and loans secured by other properties. The Association also originates consumer and other loans consisting primarily of loans secured by automobiles, manufactured homes, share loans and lines of credit. The Association has also invested a significant portion of its assets in mortgage-backed and related securities and other investments.

                 SELECTED CONSOLIDATED FINANCIAL
                  AND OTHER DATA OF THE COMPANY

     Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in connection with, the Consolidated Financial Statements, and Notes thereto presented elsewhere in this Annual Report.


                                                       At
                                                  December 31,
                                                  ------------

                                                  1996       1995
                                                  ----       ----
(In thousands)
Selected Financial Condition Data:
Total assets                                   $31,490    $28,858
Cash and cash equivalents                        1,474      1,363
Loans receivable, net
  Real estate                                    9,410      9,315
  Consumer and other                             2,528      1,916
Mortgage-backed and related securities          17,185     15,391
FHLB stock                                         259        260
Deposits                                        25,750     26,583
FHLB advances                                    1,200       -
Total stockholders' equity                       4,319      2,059



                                                  Years Ended
                                                  December 31,
                                                ----------------
                                                1996        1995
                                                ----        ----
                                           (In thousands, except
                                             share information)

Selected Operating Data:
Interest income                             $  2,135    $  2,005
Interest expense                               1,151       1,078
  Net interest income                            984         927
  Recovery from loan losses                        8          21
  Net interest income after recovery
    from loan losses                             992         948

Total non-interest income                        249         241

Total non-interest expense                       986         748
    Earnings before income taxes                 255         441
Income tax expense                                88         151
    Net earnings                            $    167    $    290
                                            ========    ========

    Net earnings per share                  $   0.69    $   -
                                            ========    ========

    Average common shares outstanding        243,346        -
                                            ========    ========

                                              At or for the Years
                                               Ended December 31,
                                               ------------------
                                                  1996      1995
                                               ---------   ------
Key Financial Ratios and Other Data:
Performance Ratios:
Return on average assets (net income divided
  by average total assets)                        .55%     1.00%

Return on average equity (net income divided
  by average equity)                             6.29%    13.98%

Net interest rate spread (difference between
  average yield on interest-earning assets
  and average cost of interest-bearing
  liabilities)                                   3.08%     3.05%

Net interest margin (net interest income as a
  percentage of average interest-earning assets) 3.37%     3.31%

Net interest income to non-interest expense     99.82%   123.97%

Average interest-earning assets to average
interest-bearing liabilities                   107.50%   106.59%

Net interest income after recovery from loan
  losses, to total non-interest expense        100.63%   126.78%

Non-interest expense to average assets (1)       3.26%     2.58%

Asset Quality Ratios:
Non-performing loans to total loans               .37%     1.44%

Non-performing assets to total assets             .38%      .69%

Allowance for loan losses to non-performing
  loans                                        670.81%   196.90%

Allowance for loan losses to non-performing
  assets                                       249.02%   158.50%

Capital Ratios (2):
Equity to assets at year end                    13.71%     7.14%
Equity to average assets ratio
  (Average equity divided by average total
    assets)                                      8.83%     7.34%

Other Data:
Number of full-service offices                      1         1


(1) Without the SAIF assessment of $170,000, non-interest expense would have been $816,000 for 1996 or 2.7% of average total assets.
(2) For a discussion of the Company's regulatory capital ratios, see Management's Discussion and Analysis of Financial
     Condition and Results of Operations - Liquidity and Capital
     Resources.

              MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

     First Allen Parish Bancorp, Inc. was formed in June, 1996 by First Federal Savings and Loan Association of Allen Parish to become the holding company of the Association. The acquisition of the Association by First Allen Parish Bancorp, Inc. was consummated on September 27, 1996 in connection with the Association's conversion from the mutual to the stock form. All references to the Company prior to September 27, 1996, except where otherwise indicated, are to the Association.

     The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-bearing assets, consisting primarily of mortgage and consumer loans and investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and Federal Home Loan Bank (FHLB) advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-bearing assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-bearing assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its non-interest income, including loan fees and service charges and other income. Non-interest expense consists principally of employee compensation and employee benefits, occupancy expenses, data processing, federal deposit insurance premiums, stationery and printing and other operating expenses. The Company's operating results are affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

Financial Condition

     Total assets increased $2.6 million, or 9.12%, to $31.5 million at December 31, 1996 from $28.9 million at December 31, 1995. The increase was primarily funded by the issuance of 264,506 shares of common stock in the Conversion, which provided $2.3 million in proceeds, net of conversion costs. The proceeds from the issuance of common stock were used to finance a $1.8 million increase in mortgage-backed securities and $707,000 increase in net loans receivable.

     Net loans receivable increased by $707,000, or 6.29%, to $11.9 million at December 31, 1996 from $11.2 million at December
31, 1995 due primarily to an increase in consumer and other loans.

     Mortgage-backed and related securities and cash equivalents increased $1.9 million, or 11.4% to $18.7 million at December 31, 1996 from $16.8 million at December 31, 1995. This increase was financed from the proceeds of the stock conversion as mentioned above.

     Deposits decreased $833,000 or 3.13% to $25.7 million at December 31, 1996 from $26.6 million at December 31, 1995. FHLB advances increased to $1.2 million at 1996 from none at December
31, 1995.

     Total equity increased $2.3 million to $4.3 million at December 31, 1996 from $2.06 million at December 31, 1995. Earnings for the year provided a $167,000 increase, which was offset by unearned ESOP shares. The issuance of common stock in the Conversion raised $2.3 million, net of conversion costs, which was the significant factor in the increase in total equity.

     The Company's capital exceeded all of the capital requirements imposed by FIRREA. OTS regulations provide that an institution that exceeds all capital requirements before and after a proposed capital distribution and, like the Company, has not been notified of a need for more than normal supervision could, after prior notice but without approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

     The Association did not declare any dividends in 1996 subsequent to its conversion to a stock company on September 27, 1996.

Results of Operations

     The Company's results of operations depend primarily on the level of its net interest income and non-interest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

     The Company's non-interest income consists primarily of fees charged on transaction accounts and fees charged for delinquent payments received on mortgage and consumer loans. In addition, non-interest income is derived from insurance commissions, loan origination and servicing fees and other operating revenues.

     The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented. Nonaccruing loans have been included as loans carrying a zero yield.

PAGE

                                                           Year Ended December 31,
                                      -----------------------------------------------------------------
                                                  1996                                1995
                                      -------------------------------    ------------------------------
                                                              Average                           Average
                                       Average                 Yield/    Average                 Yield/
                                       Balance     Interest     Cost     Balance     Interest     Cost
                                      -----------------------------------------------------------------

Interest-earning assets:
 Mortgage loans(1)                   $ 8,997       $  839       9.32%    $ 9,290     $  864       9.30%
 Consumer and other loans              2,392          210       8.77       1,911        182       9.52
 Mortgage-backed securities           15,702          986       6.29      15,258        859       5.63
 FHLB stock                              256           15       5.90         256         16       6.25
 Other interest-bearing deposits       1,817           85       4.68       1,282         84       6.47
   Total interest-earning assets      29,164        2,135       7.32      27,997      2,005       7.16

Non-interest earning assets            1,016           --       0.00       1,016         --       0.00
   Total average assets              $30,180       $2,135       7.07%    $29,013     $2,005       6.91%

Interest-bearing liabilities:
 Passbook accounts                   $ 3,005       $   63       2.09%    $ 2,952     $   68       2.30%
 NOW and money market accounts         6,000           88       1.46       4,073         91       2.17
 Certificates                         17,949          991       5.52      19,178        916       4.78
 FHLB advances                           175            9       5.14          62          3       4.84
   Total interest-bearing
     liabilities                      27,129        1,151       4.24      26,265      1,078       4.10

Non-interest income                                $  984                            $  927
Net interest rate spread(2)                                     3.08%                             3.05%

Net interest margin(3)                                          3.37%                             3.31%
Average interest-earning assets
  to average interest-bearing liabilities          107.50                            106.59%

--------------------------
(1) Average balances include non-accrual loans.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

PAGE

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old volume); and the net change. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionally to the changes due to volume and the changes due to rate.



                                                   Years Ended December 31,
                                                         1996 vs. 1995
                                                   ------------------------
                                             Increase/(Decrease)
                                                    due to
                                             -------------------

                                                                    Total
                                                                  Increase
                                             Volume     Rate     (Decrease)
---------------------------------------------------------------------------
Interest-earnings assets:
  Mortgage loans                             $(27)     $   1      $(26)
  Consumer and other loans                     40        (13)       27
  Mortgage-backed securities                   26        103       129
  FHLB stock                                   --         (1)       (1)
  Other                                         6         (4)        2
   Total interest-earning assets               45         86       131

Interest-bearing liabilities:
  Passbook accounts                             1         (5)       (4)
  NOW and money market accounts                 8        (12)       (4)
  Certificate accounts                        (52)       128        76
  Federal Home Loan Bank advances               6         --         6

   Total interest-bearing liabilities         (37)       111        74

Net change in interest income                  82        (25)       57


Comparison of Operating Results for the Years Ended December 31,
1996 and 1995

     General. Net earnings for the year ended December 31, 1996 decreased by $123,000 or 42.1% to $167,000 or $0.69 per share, from $290,000, for the year ended December 31, 1995. The decrease was primarily due to the combined effects of a $44,000 increase in net interest income after recovery from loan losses and a $63,000 decrease in income taxes offset by a $171,000 increase in SAIF deposit insurance premiums , a $25,000 increase in compensation and employee benefits, a $19,000 increase in stationery and printing and a $20,000 increase in other non-interest expenses. For the years ended December 31, 1996 and 1995, the returns on average assets were .55% and 1.00%, respectively, while the returns on average equity were 6.29% and 13.98%, respectively.

     A provision in the Omnibus Appropriations Bill passed by Congress and signed by President Clinton on September 30, 1996 included an anticipated special assessment to recapitalize the Savings Association Insurance Fund (SAIF). The 65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pre-tax expense of $170,000 to the Company. Without the SAIF assessment, net income would have been $280,000, return on average assets would have been .92%, return on average equity would have been 10.50% and earnings per share would have been $1.15 for the year ended December 31, 1996.

     The recapitalization of SAIF is anticipated to reduce the future deposit insurance premiums from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cent premium is projected for the years 1997 through 1999, then decreasing further to 2.4 cents from 2000 until 2017, assuming a merger of SAIF and the Bank Insurance Fund (BIF).

     Interest Income. For the year ended December 31, 1996, net interest income increased by $57,000 to $984,000 from $927,000 for the year ended December 31, 1995. This reflects an increase of $130,000 in interest income to $2.1 million from $2.0 million and an increase of $73,000 in interest expense to $1.2 million from $1.1 million. The increase in interest income was due to both an increase in total interest-earning assets and an increase in rates earned. The increase in interest expense was due to increased rates paid.

     Interest income on loans and other interest earning assets remained relatively flat from 1995 to 1996. Interest income on mortgage-backed and related securities increased $128,000 or 14.9% to $987,000 for the year ended December 31, 1996 from $859,000 for the year ended December 31, 1995. The increase in interest income from mortgage-backed and related securities was primarily due to increased rates earned.

     Interest Expense. Interest expense for the year ended December 31, 1996 increased $73,000 to $1.2 million from $1.1 million for the year ended December 31, 1995. The increase was primarily due to an increase in the average rate paid on certificates of deposit. Although certificates of deposit decreased from 1995 to 1996, interest rates paid on them increased resulting in a slightly higher cost of funds. Average balances in certificates of deposit decreased $1.2 million to $17.9 million at December 31, 1996 from $19.2 million at December 31, 1995. Average non-certificate balances increased $2.0 million to $9.0 million from $7.0 million from 1995 to 1996. Interest expense on FHLB advances increased to $9,000 for the year ended December 31, 1996 from $3,000 for the prior year. The Association borrowed $1.2 million compared to $-0- at December 31, 1995.

     Provision for Loan Losses. The Association maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan, the Association's past loss experience, adverse conditions that may affect the borrower's ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The allowance for loan losses was $296,452 at December 31, 1996 and $317,406 at December 31, 1995. The provision for loan losses is the method by which the allowance for losses is adjusted during the period. The Association did not establish a provision for loan losses for the year ended December 31, 1996 since the Association experienced recoveries on loans for which reserves had previously been established. The recovery of $8,000 was primarily due to the payment of consumer loans for which provisions had been made in prior periods. Management's focus on asset quality since 1991 has resulted in an increased allowance for loan losses to net loans receivable to 2.48% at December 31, 1996 from 1.88% at December 31, 1991. The ratio of nonperforming loans to total loans has also declined to
 .37% at December 31, 1996 from 3.92% at December 31, 1991. Because of the improvement in asset quality and increased coverage of the allowance for loan losses to total loans, management believes its allowance for loan losses is at a level that is considered to be adequate to provide for estimated losses; however; there can be no assurance that further additions will not be made to the loss allowance and that such losses will not exceed the estimated amount.

     Non-interest Income. For the year December 31, 1996, non-interest income was $249,000 compared to $241,000 for the year ended December 31, 1995. The increase of $8,000 was due to increases of $6,000 in insurance commissions earned and $10,000 in loan origination and servicing fees offset by a $5,000 decrease in gains on foreclosed real estate.

          Non-interest Expense. Non-interest expense increased $238,000 or 31.8% to $986,000 for the year ended December 31, 1996 from $748,000 for the year ended December 31, 1995. The majority of the increase was due to the one-time SAIF assessment of $170,000 (see Note 20 in the consolidated financial statements) mandated by the FDIC on September 30, 1996. Compensation and employee benefits increased $25,000 or 6.8% to $394,000 for the year ended December 31, 1996 from $369,000 for the year ended December 31, 1995. Increases in occupancy and equipment expenses, stationery and printing and other expenses of $5,000, $19,000 and $20,000 respectively, resulted in higher non-interest expense for 1996 compared to 1995.

     Income Taxes. Income taxes decreased $63,000 or 41.7% to $88,000 for the year ended December 31, 1996 from $151,000 for the year ended December 31, 1995. The decrease in income taxes was the result of the higher non-interest expenses incurred, primarily from the one-time SAIF assessment referred to above.

Interest Rate Sensitivity

     Net Portfolio Value. In order to encourage associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Company, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Company's NPV at December 31, 1996 as calculated by the OTS, based on information provided to the OTS by the Company.


    Change in
  Interest Rates                          December 31, 1996
 In Basis Points                         Net Portfolio Value
   (Rate Shock)                    Amount                  Change
                                        (Dollars in thousands)
        400                         3,772                  (24)%
        300                         4,204                  (15)%
        200                         4,553                   (8)
        100                         4,796                   (3)
        Static                      4,932
        (100)                       4,996                    1
        (200)                       5,078                    3
        (300)                       5,244                    6
        (400)                       5,513                   12


     As shown in the above table, increase in interest rates will result in net decreases in the Company's NPV, while decrease in interest rates will result in smaller net increases in the NPV. For example, the table reflects the Company's NPV decreasing 15% if interest rates increased by 300bp, whereas the NPV would increase by 6% if interest rates decreased by 300bp.

     Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis of the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, adjustable-rate mortgages have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources

     The Company's primary sources of funds are deposits, borrowings, principal and interest payments on loans, mortgage-backed and investment securities. In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition.

     Federal regulations require the Association to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5 percent of net withdrawable savings deposits and borrowings payable on demand in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U. S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Association's most liquid assets are cash and cash equivalents, short-term investments and mortgage-backed and related securities. The levels of these assets are dependent on the Association's operating, financing, lending and investing activities during any given period. At December 31, 1996 and 1995, liquidity eligible assets totaled $2.0 million and $2.1
million, respectively.   At those dates, the Association's
liquidity ratios were 7.8% and 8.2%, respectively, in excess of the 5% minimum regulatory requirement.

     The Company uses its liquid resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. At December 31, 1996, the Association had outstanding commitments to extend credit which amounted to $416,550. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

     At December 31, 1996, the Association had $14.9 million in certificates of deposit due within one year and $7.3 million in savings and checking accounts. Based on past experience, management expects that most of the deposits will be retained or replaced by new deposits.

     The primary investment activities of the Company are the origination of one- to four- family residential, commercial real estate, one- to four- family construction, land and consumer loans, and the purchase of investment and mortgage-backed securities. During the years ended December 31, 1996 and 1995, the Company originated loans totaling $5.9 million and $2.9 million, respectively. During those same periods, the Company purchased mortgage-backed securities totaling $3.9 million and $4.3 million, respectively. These activities were funded primarily by deposits and principal repayments on loans and mortgage-backed securities. The Company increased its purchases of mortgage-backed securities with proceeds from its stock conversion. The continued increase in mortgage-backed securities and relatively flat lending activity could adversely affect the Company's interest rate spreads.

     In connection with its conversion on September 27, 1996 from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association, the Association's capital structure increased substantially with the issuance of stock and the formation of its holding company, First Allen Parish Bancorp, Inc.

     The Company issued 264,506 shares of common stock that resulted in $2,645 of common stock and $2,298,842 of additional paid-in capital net of conversion costs of $345,577. The resulting capital ratios (see Note 21 in the consolidated financial statements) at December 31, 1996 increased substantially from prior years due to stockholders' equity. The Association had tangible capital of $4.5 million or 14.4% of total assets, which is approximately $4.0 million above the minimum requirement of 1.5% of total assets. The Association had core capital of $4.5 million or 14.4% of total assets, which is $3.6 million above the minimum leverage ratio of 3.0%. The Association had total risk-based capital of $4.7 million and total risk-weighted assets of $12.6 million, or total capital of 37.2% of risk-weighted assets. This was $3.7 million above the 8.0% requirement.

     The deposits of savings associations such as the Association are presently insured by the SAIF which along with the BIF is one of the two insurance funds administered by the FDIC. On September 30, 1996, President Clinton signed into law the fiscal year 1997 Omnibus Appropriations Bill which included the Deposit Insurance Funds Act of 1996. Provisions of the bill included a one-time assessment on SAIF-insured deposits. The Company's assessment of $170,000 was recorded in the 1996 consolidated financial statements. Following the recapitalization, SAIF premiums will be reduced to the same level as for BIF deposits.

     Separately, Financing Corporation (FICO) bond payments will be shared by SAIF and BIF-insured financial institutions with SAIF-insured institutions paying 80% of the annual cost and BIF-insured institutions paying 20% of the annual cost through December 31, 1999, after which assessments will be paid on a pro rata basis. Until then, the FICO assessment will be 1.3 basis points for banks versus 6.4 basis points for thrifts per $100 of deposits. Previously, the minimum combined SAIF and FICO assessments for thrifts had been 23 basis points. Although the special one-time assessment significantly increased non-interest expense for the current year, the anticipated reduction in the premium schedule will reduce the Company's federal insurance premiums for future periods.

Recent Accounting Developments

     In March 1995, the FASB issued SFAS 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The statement requires a company to assess whether an asset (or group of assets) that will continue to be used is impaired and whether an adjustment to the carrying value is required. Certain events, such as a significant decrease in the asset's market value, a physical change in the asset or the way the asset is used, among others, are indicators that impairment may exist. If an asset is determined to be impaired, and the estimated cash flows from the asset are less than the carrying value of the asset, then fair market value is calculated, and the carrying value is adjusted if it is less than the fair market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

     In May 1995, the FASB issue SFAS 122, Accounting for Mortgage Servicing Rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. SFAS 122 requires capitalization of servicing rights for both purchased loans and in-house originations. Prior to the issuance of this statement, only servicing rights associated with purchased loans were capitalized. When a financial institution sells a loan and retains the servicing rights, SFAS 122 requires that the total cost of the loan (including loan fees and origination costs) be allocated between the loan and the mortgage servicing rights based on their relative fair values. The cost of the mortgage servicing rights is recognized as a separate asset and amortized in proportion to the estimated net servicing income. If it is not practical to estimate fair values, the loan cost is allocated entirely to the loan.

     SFAS No. 123, Accounting for Stock-Based Compensation was adopted by the Company during 1996. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity investments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees.

     SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, supersedes SFAS No. 122 and will be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and recognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

     Management believes adoption of SFAS Nos. 121, 122, 123 and
125 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

Impact of Inflation and Changing Prices

     The audited Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles. These principles generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     The primary assets and liabilities of the Company and savings institutions such as the Association are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on the Company's earnings is in the area of non-interest expense. Expense items such as employee compensation and benefits, occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Company. The Company is unable to determine the extent, if any, to which the properties securing its loans have appreciated in dollar value due to inflation.

                  INDEPENDENT AUDITOR'S REPORT


The Board of Directors
First Allen Parish Bancorp, Inc. and Subsidiary
Oakdale, Louisiana


     We have audited the accompanying consolidated statements of financial condition of First Allen Parish Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Allen Parish Bancorp, Inc. and
Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



               Darnall, Sikes, Kolder, Frederick & Rainey
               A Corporation of Certified Public Accountants


Lafayette, Louisiana
January 23, 1997

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

          Consolidated Statements of Financial Condition
                    December 31, 1996 and 1995


                                                1996             1995
                                           -----------      -----------
ASSETS

Cash and cash equivalents:
  Interest-bearing                         $   847,896      $ 1,040,626
  Non-interest bearing                         626,409          321,969
Mortgage-backed and related securities
  held to maturity (estimated market
  value of $12,979,395 and $12,393,239)     13,238,771       12,433,279
Mortgage-backed and related securities
  available for sale, estimated
  market value                               3,946,564        2,958,167
Loans receivable, net                       11,937,990       11,230,728
Accrued interest receivable                    206,457          198,584
Other receivables                               42,800           47,120
Foreclosed real estate, net of allowance
  for losses of $25,807 and $25,807             74,856           38,568
Federal Home Loan Bank stock, at cost          259,200          259,600
Premises and equipment at cost, less
  accumulated depreciation                     282,353          309,796
Other assets                                    26,574           19,677

   Total assets                            $31,489,870      $28,858,144

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Deposits                                   $25,749,999      $26,582,879
Advances from Federal Home Loan bank         1,200,000               --
Advances by borrowers for taxes and
  insurance                                     31,854           43,033
  Current                                        2,843               --
  Deferred                                     122,265          116,982
Accrued expenses and other liabilities          44,624           41,462
Deferred income                                 18,818           15,172
   Total liabilities                        27,170,403       26,799,528

Stockholders' Equity

Serial preferred stock (.01 par value,
  100,000 shares authorized, none issued
  or outstanding)                                   --               --
Common stock (.01 par value, 900,000 shares
  authorized, 264,506 shares issued and
  outstanding                                    2,645               --
Additional paid-in capital                   2,298,842               --
Retained earnings, substantially restricted  2,230,294        2,063,367
Unrealized loss on mortgage-backed and
  related securities held available for
  sale, net of tax benefit at $3,093
  and $2,459                                     (6004)          (4,781)
Unearned employee benefits                    (206,310)              --

   Total stockholders' equity                4,319,467        2,058,586

   Total liabilities and stockholders'
     equity                                $31,489,870      $28,858,114


The accompanying notes are an integral part of this statement.

PAGE

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Consolidated Statements of Income
             Years Ended December 31, 1996 and 1995


                                                1996             1995
                                           -----------      -----------

Interest income:
  Loan receivable:
    First mortgage loans                   $  838,531       $  864,381
    Consumer and other loans                  209,692          182,381
  Mortgage-backed and related securities      987,064          858,903
  Other interest earning assets               100,071           99,246
      Total interest income                 2,135,358        2,004,602

Interest expense:
  Deposits                                  1,142,332        1,074,698
  Borrowed funds                                8,909            3,158
      Total interest expense                1,151,241        1,077,856

Net interest income                           984,117          926,746
Recovery from loan losses                       7,972           21,020
Net interest income after recovery from
  loan losses                                 992,089          947,766

Non-interest income:
  Service charges on deposits                 190,176          191,862
  Insurance commissions earned                 11,512            5,549
  Loan origination and servicing fees          31,329           21,473
  Net other real estate expense                (3,502)            (717)
  Gain on foreclosed real estate                1,408            6,467
  Other operating revenues                     17,890           16,759
      Total non-interest income               248,813          241,393

Non-interest expense:
  Compensation and employee benefits          394,039          369,033
  Occupancy and equipment expenses             58,565           53,474
  SAIF deposit insurance premiums             228,542           58,217
  Stationery and printing                      58,250           38,902
  Data processing                              58,575           60,191
  Other expenses                              187,906          168,303
     Total non-interest expense               985,877          748,120

     Earnings before income taxes             255,025          441,039

Income tax expense                             88,098          150,543

     Net earnings                          $  166,927    $     290,496

Net earnings per share                     $     0.69    $          --
Average common shares outstanding             243,346


The accompanying notes are an integral part of this statement.

PAGE

                                            FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                                      Consolidated Statements of Changes in Stockholders' Equity
                                                Years Ended December 31, 1996 and 1995





                                                                                  Unrealized loss on
                                                                                 Mortgage-backed and
                                                        Additional                Related Securities     Unearned
                                              Common     Paid-in     Retained     Available-for-sale     Employee
                                               Stock     Capital     Earnings     Net of Tax Benefit     Benefits     Total
                                              -----------------------------------------------------------------------------

Balance, December 31, 1994                   $   --    $       --    $1,772,871    $(103,570)            $      --   $1,669,301
Net earnings, as restated for the year
  ended December 31, 1995                        --            --       290,496           --                    --      290,496
Change in unrealized loss on securities
  available-for-sale (net of tax
  benefit of $50,895)                            --            --            --       98,789                    --       98,789
Balance, December 31, 1995                       --            --     2,063,367       (4,781)                   --    2,058,586
Sale of common stock, net of offering
  costs of $345,577                           2,645     2,296,839            --           --                    --    2,299,484
Unearned ESOP shares                             --            --            --           --              (211,600)    (211,600)
Net earnings                                     --            --       166,927           --                    --      166,927
Allocation of ESOP shares                        --         2,003            --           --                 5,290        7,293
Change in unrealized loss on securities
  available-for-sale (net of tax
  benefit of $630)                               --            --            --       (1,223)                   --       (1,223)

Balance, December 31, 1996                   $2,645    $2,298,842    $2,230,294    $  (6,004)            $(206,310)  $4,319,467)



The accompanying notes are an integral part of this statement.

PAGE

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

              Consolidated Statements of Cash Flows
             Years Ended December 31, 1996 and 1995


                                                1996             1995
                                           -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                             $   166,927      $    32,775

  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
      Depreciation of premises and
        equipment                               36,332           32,755
      Recovery from loan losses                 (7,972)         (21,020)
      Gain on sale of foreclosed
        real estate                             (1,408)          (6,467)
      Premium amortization net of
        discount accretion                      43,481           36,945
      Deferred income taxes                      5,787           41,370
      Stock dividend on FHLB stock             (14,800)         (12,100)
      Changes in assets and liabilities-
        Increase in accrued interest
          receivable                            (7,873)         (39,248)
        Increase in prepaid assets              (3,358)         (12,264)
        Increase in accrued expenses
          and other liabilities                  3,162            8,463
        Increase (decrease) in current
          income taxes payable                   2,843          (54,649)
        (Increase) decrease in deferred
          income                                 3,646           (7,979)
        Decrease in other receivables            4,320               --
          Total adjustments                     64,160          (34,174)

          Net cash provided by operating
            activities                         231,087          265,322

CASH FLOWS FROM INVESTING ACTIVITIES
  Principal repayment of mortgage-backed
    and related securities-held to
    maturity                                 1,700,147        1,168,081
  Principal repayments of mortgage-backed
    and related securities -
    available-for-sale                         385,904          990,909
  Purchase of mortgage-backed and
    related securities - held-to-maturity   (2,699,731)      (3,244,087)
  Purchase of mortgage-backed and
    related securities -
    available-for-sale                      (1,468,195)        (979,459)
Net decrease (increase) in loans
  made to customers                           (699,290)         262,428
Proceeds from sale of foreclosed
  real estate                                   30,000            7,300
Purchase of property and equipment              (8,890)         (51,524)
Improvements on foreclosed real estate         (14,746)              --

      Net cash used by investing
        activities                          (2,774,801)      (1,846,352)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand
    deposits, NOW accounts, passbook
    savings accounts, and certificates
    of deposits                               (832,880)       2,054,727
Increase (decrease) in advances from
  FHLB                                       1,200,000         (500,000)
Net increase (decrease) in advances by
  borrowers for taxes and insurance            (11,179)           5,715
Issuance of common stock                     2,299,483               --

      Net cash provided by financing
        activities                           2,655,424        1,560,442

      Net increase (decrease) in cash
         and cash equivalents                  111,710          (29,588)

CASH AND CASH EQUIVALENTS, beginning         1,362,595        1,392,183
  of period
CASH AND CASH EQUIVALENTS, end of period   $ 1,474,305      $ 1,362,595

                                                       (continued)


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

         Consolidated Statements of Cash Flows (continued)
             Years Ended December 31, 1996 and 1995

Supplemental Disclosures

Cash paid for:
  Interest on deposits, advances, and
    other borrowings                       $ 1,151,362      $ 1,081,451
  Income taxes                                  82,811          109,173

Transfers from loans to real estate
  acquired through foreclosure                  74,252               --

Proceeds from sales of foreclosed real
  estate financed through loans                 30,00                --

Total (increase) decrease in unrealized
  loss on mortgage-backed and related
  securities available-for-sale, net of
  tax benefit                                  (1,223)           98,789

Issuance of unearned ESOP shares              211,600                --

The accompanying notes are an integral part of this statement.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

           Notes to Consolidated Financial Statements

(1)  Conversion and Acquisition of the Association by the Company

     First Allen Parish Bancorp, Inc. (the Company) was incorporated in June, 1996 for the purpose of becoming the savings and loan holding company of First Federal Savings and Loan Association of Allen Parish (the Association) in connection with the Association's conversion from a federally chartered mutual savings and loan to a federally chartered stock savings and loan. Pursuant to its Plan of Conversion, on September 27, 1996, the Company issued and sold 264,506 shares of its common stock, in a subscription and community offering to the Association's depositors and borrowers, the Company's employee stock ownership plan, and the general public. Total proceeds of the offering, net of conversion costs and funding the ESOP were $2,087,923. The Company utilized $1,149,742 of the net proceeds to acquire all of the common stock issued by the Association in connection with its conversion. The remaining proceeds were retained by the Company and invested in government and agency securities.

     The acquisition of the Association by the Company was accounted for in a manner similar to the pooling-of-interests method. Accordingly, the accounting basis of the assets, liabilities and equity accounts of the Association remained the same as prior to the conversion and acquisition and were not adjusted to their fair values, and no purchase accounting adjustments were recorded. All intercompany accounts and transactions are eliminated in consolidation.

     In order to grant priority to eligible account holders in the event of future liquidation, the Association, at the time of conversion established a liquidation account in the amount equal to the Association's capital as of March 31, 1996 ($2,113,937). In the event of the future liquidation of the Association, eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders and supplemental eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances. The Association may not declare or pay a cash dividend to the Company on, or repurchase any of its common stock if the effect thereof would cause the retained earnings of the Association to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of the Association's retained earnings.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(2)  Summary of Significant Accounting Policies

     The accounting and reporting policies of First Allen Parish Bancorp, Inc. and Subsidiary and the methods of applying those policies conform with generally accepted accounting principles. The accounting and reporting policies and the methods of applying those policies which significantly affect the determination of financial position, results of operations, and cash flows are summarized below.

     A.   Cash and Cash Equivalents

          Cash and cash equivalents consist of cash and interest-bearing deposits due from other institutions. For purposes of the statements of cash flows, the Company considers all of these highly liquid financial instruments with original maturities, when purchased of three months or less to be cash equivalents.

          Cash and cash equivalents at December 31 include the following:


                                         1996         1995
Interest-bearing deposits
  in other institutions              $  847,896   $1,040,626
Non-interest bearing deposits           626,409      321,969

                    Total            $1,474,305   $1,362,595


     B.   Mortgage-Backed and Related Securities

          The Company follows Statement of Financial Accounting
Standards No. 115 regarding classification of all debt securities and certain equity securities.

          Mortgage-backed and related securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other mortgage-backed and related securities are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses, net of tax, on securities available-for-sale are recognized as direct increases or decreases in retained earnings until realized.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

     At December 31, 1996, the Company had no outstanding commitments to sell securities. Should any be sold, gains and losses are recognized based on the specific identification method. All sales are made without recourse. Gross unrealized losses in the held-to-maturity portfolio and in the available-for-sale portfolio are as follows:


                                        December 31,
                                   -----------------------
                                     1996          1995
                                     Gross        Gross
                                   Unrealized   Unrealized
                                      Loss         Loss
                                   -----------------------

Held-to-maturity
  securities                         $259,376    $40,040
Available-for-sale
  securities                            9,097      7,240


C.   Loans Receivable

     Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts.

     Discounts on consumer loans are recognized over the lives of the loans using the interest method.

     A loan (including a loan defined as impaired under SFAS 114) is classified as nonaccrual when the loan becomes 90 days or more past due. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balances. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

     The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity, including those loans which are being specifically monitored by management. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the loan classifications discussed above, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, the amount of loans

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY outstanding and other factors that warrant recognition in providing for an adequate loan loss allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The Company applies FASB Statement No. 114 Accounting by Creditors for Impairment of a Loan, which requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or the fair value of the collateral if the loan is collateral dependent. The Company uses the loan-by-loan measurement method for all loans, however, residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogenous loans and are collectively evaluated for impairment and are not subject to SFAS 114 measurement criteria. A loan is considered impaired when it is probable that all contractual amounts due will not be collected in accordance with the terms of the loan. A loan is not deemed to be impaired if a delay in receipt of payment is expected to be less than 60 days or if, during a longer period of delay, the Company expects to collect all amounts due, including interest accrued at the contractual rate during the period of the delay. Factors considered by management include the property location, economic conditions and any unique circumstances affecting the loan. Due to the composition of the Company's loan portfolio, the fair value of collateral is utilized to measure virtually all of the Company's impaired loans. If the fair value of an impaired loan is less than the related recorded amount, a valuation allowance is established or the writedown is charged against the allowance for loan losses if the impairment is considered to be permanent.

     FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, amended SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The Company has elected to continue to use its existing nonaccrual methods for recognizing interest on impaired loans.

D.   Loan Origination Fees, Commitment Fees and Related Costs

     FASB Statement No. 91, Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, states that loan fees and certain direct loan origination costs are normally deferred and the net fee or cost is recognized as an adjustment to interest

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY income using a method which does not differ materially from the interest method, over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote should be recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise should be recognized over the life of the loan as an adjustment of yield. Loan fees and certain direct loan origination costs are not deferred at the Company, however, due to immateriality. These fees are recognized in the period collected. The Company does not charge commitment fees.

E.   Foreclosed Real Estate

     Real estate properties acquired through, or in lieu of loan foreclosures are initially recorded at the lower of cost or fair value minus estimated costs to sell at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

     Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

F.   Federal Home Loan Bank Stock

     Federal Home Loan Bank (FHLB) stock is carried at cost due to its lack of marketability and restricted ownership. FHLB stock can be sold back only at its par value and only to FHLB or other member institutions. FHLB stock is evaluated annually for impairment.

G.   Income Taxes

     Provisions for income taxes are based on taxes payable for the current year and include deferred income taxes on temporary differences in the recognition of income and expenses for tax and financial statement purposes, primarily from preparing tax returns on the cash basis of accounting and preparing the financial statements on the accrual basis. Deferred taxes are computed utilizing the method prescribed in FASB Statement 109, Accounting for Income Taxes.

H.   Premises and Equipment

     Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation.
Maintenance, repairs, and minor renewals are expensed as incurred. Property retired or sold, and the accumulated depreciation is removed from the accounts in the year of sale or retirement. Gains or losses on disposition are taken into income.

     The Company computes depreciation by use of the straight-line method over the following estimated useful lives:


Buildings                              40 years
Furniture and fixtures               7-10 years
Automobiles                             5 years


     For income tax purposes, depreciation of assets acquired prior to January 1, 1981 is calculated on the straight-line method, and depreciation of assets acquired after December 31, 1980 is calculated using the Accelerated Cost Recovery System
(ACRS) and Modified Accelerated Cost Recovery System (MACRS) of the Internal Revenue Service. Provision is made for deferred income taxes applicable to the difference in depreciation charges.

I.   Deferred Income

     Interest on loans collected in advance is deferred and is recognized to interest income over the contractual life of the loans. Profits from repossessed real estate sale transactions for which the proceeds were financed by the Company are deferred and recognized to income based upon the amount, composition, and source of the down payment made by the buyer and periodic cash payments by the buyer.

J.   Earnings Per Share

     Earnings per share is based upon the weighted average common and common equivalent shares outstanding, less unallocated ESOP shares. For 1996, earnings per share is based upon the total number of common shares outstanding after the conversion and acquisition described above and are presented as if those shares had been outstanding for the entire year. The 1996 computation does not reflect the pro forma effect of any investment income that would have been earned if the net proceeds from conversion had been received at the beginning of the year.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

K.   Use of Estimates

     Management of the Association has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

L.   New Accounting Pronouncements

     In March 1995, the FASB issued SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The statement requires a company to assess whether an asset (or group of assets) that will continue to be used is impaired and whether an adjustment to the carrying value is required. Certain events, such as a significant decrease in the asset's market value, a physical change in the asset or the way the asset is used, among others, are indicators that impairment may exist. If an asset is determined to be impaired, and the estimated cash flows from the asset are less than the carrying value of the asset, then fair market value is calculated, and the carrying value is adjusted if it is less than the fair market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.


     In May 1995, the FASB issued SFAS 122, Accounting for Mortgage Servicing Rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. SFAS 122 requires capitalization of servicing rights for both purchased loans and in-house originations. Prior to the issuance of this statement, only servicing rights associated with purchased loans were capitalized. When a financial institution sells a loan and retains the servicing rights, SFAS 122 requires that the total cost of the loan (including loan fees and origination costs) be allocated between the loan and the mortgage servicing rights based on their relative fair values. The cost of the mortgage servicing rights is recognized as a separate asset and amortized in proportion to the estimated net servicing income. If it is not practical to estimate fair values, the loan cost is allocated entirely to the loan.

     SFAS No. 123, Accounting for Stock-Based Compensation, was adopted by the Company during 1996. This statement establishes financial accounting and reporting standards for stock-based

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity investments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees.

     SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, supersedes SFAS No. 122 and will be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and recognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

     Management believes adoption of SFAS Nos. 121, 122, 123 and
125 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

M.   Reclassified Items

     Certain items of the prior years have been reclassified in order to conform to current presentation.


(3)  Federal Home Loan Bank Stock

     The carrying values of the FHLB stock at December 31, 1996 and 1995 are $259,200 and $259,600, respectively. FHLB stock was not considered impaired at December 31, 1996 or 1995 and was carried at cost.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(4)  Mortgage-Backed and Related Securities

     The carrying values and estimated market values of mortgage-backed and related securities at December 31 are summarized as follows:


                               Held-to-Maturity Securities December 31, 1996
                      -------------------------------------------------------------

                                Net Unamortized
                                    Premium                    Gross      Estimated
                      Principal    (Unearned    Carrying    Unrealized      Market
                       Balance     Discounts)     Value     Gain (Loss)     Value
-----------------------------------------------------------------------------------

GNMA certificates   $   369,772     $    562    $   370,334   $   1,178    $   371,512
FHLMC certificates    4,530,875      (19,200)     4,511,675     (82,826)     4,428,849
FNMA certificates     8,234,043       51,024      8,285,067    (170,188)     8,114,879
Collateralized
 mortgage obligations    66,481        5,214         71,695      (7,540)        64,155

                    $13,201,171     $ 37,600    $13,238,771   $(259,376)   $12,979,395


                              Available-for-Sale Securities December 31, 1996
                      -------------------------------------------------------------

                                Net Unamortized
                                    Premium                    Gross      Estimated
                      Principal    (Unearned    Carrying    Unrealized      Market
                       Balance     Discounts)     Value     Gain (Loss)     Value
-----------------------------------------------------------------------------------

GNMA certificates   $   530,391     $ 11,902    $   542,293   $  (6,560)   $   535,733
FHLMC certificates      721,216        3,136        724,352       4,944        729,296
FNMA certificates     1,303,828        8,622      1,312,450      (4,073)     1,308,377
SBA certificates      1,363,155       13,411      1,376,566      (3,408)     1,373,158

                    $ 3,918,590     $ 37,071    $ 3,955,661   $  (9,097)   $ 3,946,564


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY


                               Held-to-Maturity Securities December 31, 1995
                      -------------------------------------------------------------

                                Net Unamortized
                                    Premium                    Gross      Estimated
                      Principal    (Unearned    Carrying    Unrealized      Market
                       Balance     Discounts)     Value     Gain (Loss)     Value
-----------------------------------------------------------------------------------

GNMA certificates   $   418,052     $   (581)   $   417,471   $   1,887    $   419,358
FHLMC certificates    4,498,102       (1,915)     4,496,187      36,458      4,532,645
FNMA certificates     7,337,799       89,590      7,427,389     (72,935)     7,354,454
Collaterialized
 mortgage obligations    85,525        6,707         92,232      (5,450)        86,782

                    $12,339,478     $ 93,801    $12,433,279   $ (40,040)   $12,393,239



                              Available-for-Sale Securities December 31, 1995
                      -------------------------------------------------------------

                                Net Unamortized
                                    Premium                    Gross      Estimated
                      Principal    (Unearned    Carrying    Unrealized      Market
                       Balance     Discounts)     Value     Gain (Loss)     Value
-----------------------------------------------------------------------------------

GNMA certificates   $   594,133     $ 13,332    $   607,465   $  (8,854)   $   598,611
FHLMC certificates      827,686        2,741        830,427       3,791        834,218
FNMA certificates     1,519,237        8,278      1,527,515      (2,177)     1,525,338

                    $ 2,941,056     $ 24,351    $ 2,965,407   $  (7,240)   $ 2,958,167

PAGE

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(5)  Loans Receivable

     Major classification of loans at December 31 are as follows:

                                                                   1996         1995
First mortgage loans (principally conventional):
  Principal balances -
    Secured by one-to-four family residences                  $ 7,278,520   $ 7,918,939
    Land loans                                                    450,955       202,613
    Commercial loans                                            1,519,441     1,208,388
    Construction loans                                            486,815       260,000
   Other real estate loans                                        237,293       131,281
                                                                9,973,024     9,721,221
Less: Undisbursed portion of first mortgage
             loans                                               (308,529)     (143,245)
               Total first mortgage loans                       9,664,495     9,577,976

Consumer and other loans:
  Principal balances -
    Automobile                                                    474,424       495,609
    Manufactured home                                              22,093        11,666
         Share loans                                            795,101       800,305
         Lines of credit                                      1,003,407       440,040
    Other consumer loans                                          721,446       414,639
                                                                3,016,471     2,162,259
Less: Undisbursed portion of consumer loans                      (446,524)     (192,024)
      Unearned discounts                                                -           (77)
           Total consumer and other loans                       2,569,947     1,970,158

Less: Allowance for loan losses                                  (296,452)     (317,406)
         Loans receivable, net                                $11,937,990   $11,230,728


     Activity in the allowance for loan losses for the years ended December 31 is summarized as follows:


                                                                   1996         1995

Balance, beginning of year                                    $317,406      $328,386
  Recovery from operations                                      (7,972)      (21,020)
  Charge offs less recoveries                                  (12,982)       10,040

Balance, end of year                                          $296,452      $317,406


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

     The Company had loans with unpaid principal balances totaling $44,193 and $155,135 at December 31, 1996 and 1995, respectively, upon which interest was no longer being accrued due to their delinquent status. Had the accrual of interest not been discontinued on these loans, interest income would have been increased by approximately $2,818 and $11,399, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.


(6)  Troubled Debt Restructuring

     In accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended by FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, management has classified loans receivable at December 31, 1996 and 1995, in the amounts of $153,649 and $190,805, respectively, as troubled debt restructuring due to modification of terms. The interest income that would have been recognized if those loans had been current with their original terms was $15,287 and $17,530 for the years ended December 31, 1996 and 1995, respectively. Interest income totalling $13,933 and $15,839 was included in income for the years ended December 31, 1996 and 1995, respectively. The Company is not committed to lend additional funds to debtors whose loans have been restructured. No impaired loans existed at December 31, 1996 and 1995.


(7)  Accrued Interest Receivable

     Accrued interest receivable at December 31 is summarized as follows:


                                             1996       1995

Mortgage-backed and related securities     $120,473   $113,802
Loans receivable                             85,984     84,782

                                           $206,457   $198,584


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(8)  Allowance for Losses on Foreclosed Real Estate

     Activity in the allowance for losses for foreclosed real estate for the years ended December 31 is as follows:


                                             1996       1995

Balance, beginning of year                 $ 25,807   $ 25,807
  Provisions charged to operations               --         --
  Charge-offs less recoveries                    --         --

Balance, end of year                       $ 25,807   $ 25,807


(9)  Premises and Equipment

     Premises and equipment at December 31 consisted of the following:


                                             1996       1995

Land and buildings                        $ 342,138  $ 342,138
Furniture, fixtures and equipment           277,668    268,778

                                            619,806    610,916

Less:  Accumulated depreciation            (337,453)  (301,120)

                                          $ 282,353  $ 309,796


     Depreciation for the years ended December 31, 1996 and 1995 was $36,332 and $32,775, respectively.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(10) Deposits

     Deposits at December 31 are summarized as follows:


                         Weighted
                         Average
                          Rate at           1996                  1995
                         12/31/96     Amount    Percent     Amount    Percent

Demand and NOW
  accounts,
  including
  non-interest
  bearing deposits
  of $456,542 and
  $330,705                1.80%   $ 3,678,782    14.28  $ 3,305,082    12.43
Money market              2.39%       833,048     3.23    1,006,630     3.79
Passbook savings          2.06%     2,757,739    10.70    2,913,566    10.96
                                    7,269,569    28.21    7,225,278    27.18

Certificates
  of deposit:
     3.99% or less        3.60%         4,809     0.00      171,939      .65
     4.00% to 5.99%       5.01%    18,408,487    71.76   17,179,541    64.63
     6.00% to 7.99%       -             -         0.00    1,961,306     7.38
     8.00% to 9.99%       8.00%        67,134     0.03       44,815      .16
                                   18,480,430    71.79   19,357,601    72.82

                                  $25,749,999   100.00  $26,582,879   100.00

     The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately, $3,179,379 and $3,485,098 at December 31, 1996 and
1995, respectively.

     At December 31, 1996 scheduled maturities of certificates of deposit are as follows:

                                                       Year Ending December 31,
                                            1997        1998        1999       2000      2001

    3.99 percent or less             $     4,809  $     -     $   -       $   -     $  -
    4.00 to 5.99 percent              14,943,199   2,905,260   344,538     205,490   10,000
    6.00 to 7.99 percent                    -           -         -           -        -
    8.00 to 8.99 percent                    -           -         -         67,134     -

                                     $14,948,008  $2,905,260  $344,538    $272,624  $10,000


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

     Interest expense on deposits for the years ended December 31 is summarized as follows:


                                             1996          1995
Money market and NOW
  accounts                              $   88,399    $   91,928
Passbook savings                            62,108        66,777
Certificates of
 deposits                                  991,825       915,993

                                        $1,142,332    $1,074,698


     Income from early withdrawal penalties amounted to $6,524 and $6,753 for the years ended December 31, 1996 and 1995, respectively.

(11) Advances from Federal Home Loan Bank

     Borrowed funds at December 31, 1996 consisted of the following:


                                            Rate     Amount

     Advances from Federal Home Loan Bank    5.61% $1,200,000

     Pursuant to a blanket floating lien with the Federal Home
Loan Bank, the advance at December 31, 1996 was secured by $1,559,387 in mortgage-backed securities. At December 31, 1996, the $1,200,000 advance matures on January 7, 1997.


(12) Deferred Income

     Deferred income at December 31 consisted of the following:


                                                 1996      1995

Interest on loans collected in advance         $ 4,976   $ 3,222
Unrealized profit from the sale of
 repossessed property                           13,842    11,950

    Totals                                     $18,818   $15,172


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(13) Interest Income on Other Interest Earning Assets

     Details of interest income on other interest earning assets included in interest income for the years ended December 31 are provided below:


                                           1996         1995

Interest on demand in other institutions  $ 84,976     $82,875
Federal Home Loan Bank dividends            15,095      16,371

    Totals                                $100,071     $99,246


(14) Other Noninterest Expenses

     Details of other expenses included in noninterest expenses for the years ended December 31 are provided below:


                                           1996           1995

Bank clearing charges                    $ 87,335       $ 70,570
Insurance                                  20,431         18,643
Professional fees                          37,571         37,553
Telephone                                  12,274         10,940
Advertising                                15,620         12,280
Property taxes                              6,887          6,773
Dues and subscriptions                      5,000          5,384
Miscellaneous other
  expenses                                  2,788          6,160

  Total                                  $187,906       $168,303



(15) Retirement Plans

     Profit Sharing Plan

     In 1988, the Company adopted a contributory profit sharing plan for all full time employees. Contributions are to be made annually based on participants' salaries. The contributions for the years ended December 31, 1996 and 1995 included in compensation and employee benefits expense were $31,711 and $29,967, respectively.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

Employee Stock Ownership Plan (ESOP)

     All employees meeting age and service requirements are eligible to participate in an ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based on compensation. Participants vest over five years.

     In connection with the conversion described in Note 1, the ESOP purchased 21,160 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying balance sheet. On December 31, 1996, 529 shares were allocated to participants. The fair value of such shares, $7,293, was charged to expense. The fair value of the remaining unallocated shares at December 31, 1996 totalled $284,460.


(16) Officer's Deferred Compensation Contract

     The Company has a deferred compensation contract with one member of the Board of Directors. The agreement provides for a lump sum payment to be made to the director upon retirement or to his beneficiary in the event of death before retirement. The agreement is terminated should the director resign before the stated date of retirement.

     At December 31, 1996 and 1995, $24,831 and $16,531,
respectively, had been accrued as deferred compensation payable.


(17) Income Taxes

     The Company utilizes FASB Statement 109 to account for income taxes.

     The components of income tax expense for the years ended
December 31 are as follows:


                                      1996           1995
Income taxes current:
  Federal                           $ 82,811       $109,173

Deferred taxes due to
  timing differences                   5,287         41,370

    Total income tax
      expense                       $ 88,098       $150,543


         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

     The total provision for federal income taxes differs from that computed by applying statutory corporate tax rates as follows for the years ended December 31:


                                    1996          1995
Computed at the expected
 statutory rate                     34.0 %        34.0%
Other                                 .5             .1

                                    34.5%          34.1%


     Temporary differences giving rise to the deferred tax amounts consist primarily of converting the financial statements from accrual to cash basis for tax purposes and by the excess of tax bad debts over book bad debts since 1987.

     Amounts for deferred tax liabilities at December 31 are as follows:


                                    1996       1995
Deferred tax assets               $ 22,767   $ 16,542
Deferred tax liabilities           145,032    133,524

  Net deferred tax liabilities    $122,265   $116,982


     No valuation allowances were recorded against deferred tax assets as of December 31, 1996 and December 31, 1995.

          Under the Internal Revenue Code, the Company is allowed to deduct the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage (8%) of taxable income before such deduction. This deduction is an addition to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction under the percentage of taxable income method is subject to certain statutory limitations, which applied at December 31, 1995. Under the Small Business Job Protection Act (The Act) of 1996, the allowable deduction under the taxable income method was terminated for tax years beginning after 1995 and will not be available to the Company for future years. The Act also provides that federal income tax bad debt reserves in excess of the base year reserves will be included in taxable income over a six year inclusion period. The Association has established a deferred tax liability of approximately $34,000 for this recapture. Postponement of the recapture is possible for a two-year period if an association meets a minimum level of mortgage lending for 1996 and 1997.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

     Retained earnings of the Company at December 31, 1996 and 1995 includes approximately $368,500, for which provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

     The accompanying statement of income for the year ended
December 31, 1995 has been restated to correct an error in income tax expense. The effect of the restatement was to decrease net income for the year as follows:


               As Originally                      Decrease in
                 Reported      As Corrected       Net Income

1995              $312,091       $290,496            $21,595


(18) Related Party Transactions

     In the ordinary course of business, the Company makes loans to its directors, officers, and employees. These loans are made on the same terms as loans to other customers. The activity of such loans outstanding for the years ended December 31 are as follows:

                                     1996        1995
Balance, beginning of year         $293,138    $284,350
  Additions                          14,657     143,281
  Payments                          (93,074)   (134,503)

Balance, end of year               $214,721    $293,138


(19) Concentration of Credit

     The majority of the Company's loans and its standby letters of credit have been granted to customers in the Company's market area, which is primarily Allen Parish, Louisiana. The Parish is largely a rural area and relies heavily on the agricultural industry and government employment. The concentrations of credit by type of loan are set forth in the note on loans receivable as presented earlier in this report. The Company, as a matter of policy, does not extend credit to any borrower or group of related borrowers in excess of its legal lending limit of approximately $615,000.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(20) Federal Deposit Insurance Premiums

     The deposits of the Company are presently insured by the Savings Association Insurance Fund (SAIF), which together with the Bank Insurance Fund (BIF), are the two insurance funds administered by the FDIC. In the third quarter of 1995, the FDIC lowered the premium schedule for BIF-insured institutions in anticipation of the BIF achieving its statutory reserve ratio. The reduced premium created a significant disparity in deposit insurance expense, causing a competitive advantage for BIF members. Legislation enacted on September 30, 1996 provided for a one-time special assessment of .657% of the Company's SAIF insured deposits at March 31, 1995. The purpose of the assessment is to bring the SAIF to its statutory reserve ratio. Based on the above formula, the Company's SAIF assessment of $170,020 was recorded in the 1996 consolidated financial statements. Although the special one-time assessment significantly increased noninterest expense for the year, the anticipated reduction in the premium schedule will reduce the Company's federal insurance premiums for future periods.

(21) Regulatory Capital Requirements

     The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of December 31, 1996, that the Association meets all capital adequacy requirements to which it is subject.

     As of May 20, 1996, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, tangible and core capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY


                               Tangible       Core     Risk-based
Regulatory capital           $4,531,781   $4,531,781  $4,671,281
Minimum capital requirement     472,348      944,696   1,004,800
  Regulatory capital in excess of
    of minimum capital
    requirements             $4,059,433   $3,587,085  $3,666,481

Minimum capital requirement         1.5%         3.0%        8.0%

The Association's regulatory
  capital                          14.4%        14.4%       37.2%


(22) Financial Instruments with Off-Balance-Sheet
         Risk/Commitments

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amount of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory, property, plant, and equipment; and income-producing commercial properties. In addition to undisbursed loan proceeds, outstanding mortgage commitments amounted to:


                                     Ranges

                       Variable      Interest      Commitment
                         Rate          Rates          Terms
December 31, 1996      $326,800   8.50% -  9.25%      182 days

December 31, 1995      $124,945   9.00% - 10.00%   44-150 days


                                       Ranges

                            Fixed      Interest     Commitment
                            Rate         Rates          Terms

December 31, 1996         $ 89,750   8.00% - 14.00%  159-182 days
December 31, 1995         $219,557   8.00% - 12.00%   44-150 days


     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The Company had short-term standby letters of credit outstanding of $2,000 and $4,970 at December 31, 1996 and 1995, respectively.


(23) Estimated Fair Value of Financial Instruments

     The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

     Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

     Securities to be held to maturity and securities available-for-sale - Fair values for investment securities, excluding

         FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY restricted equity securities, are based on quoted market prices.
The carrying values of restricted equity securities approximate fair values.

     Loans receivable - Fair values for variable and fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on the certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings - Fair values of borrowed funds are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Accrued interest - The carrying amounts of accrued interest approximate their fair values.

     Off-balance sheet items - The fair value of these items approximate their contractual amounts.

     The estimated fair values of the Company's financial instruments were as follows:


                                    December 31, 1996       December 31, 1995

                                   Carrying        Fair       Carrying         Fair
                                     Value         Value       Value           Value

Financial assets:
  Cash and due from banks         $ 1,474,305   $ 1,474,305   $ 1,362,595    $ 1,362,595
  Securities to be held to
    maturity                       13,238,771    12,979,395    12,433,279     12,393,239
  Securities available for sale     3,946,564     3,946,564     2,958,167      2,958,167
  Loans                            11,937,990    11,794,550    11,230,728     11,331,594
  Accrued interest receivable         206,457       206,457       198,584        198,584
  Other receivables                    42,800        42,800        47,120         47,120
  Federal Home Loan Bank stock,
    at cost                           259,200       259,200       259,600        259,600

Financial liabilities:
  Deposit liabilities              25,749,999    25,790,309    26,582,579     26,653,000
  Borrowed funds                    1,200,000     1,200,000            --             --
  Advances by borrowers for
    taxes and insurance                31,854        31,854        43,033         43,033
  Current federal income
    taxes payable                       2,843         2,843            --             --
  Accrued expenses and other
    liabilities                        44,624        44,624        41,462         41,462
  Off-balance sheet items
    Standby letters of credit           2,000         2,000         4,970          4,970
  Commitments to extend credit        416,550       416,550       344,502        344,502

PAGE

                FIRST ALLEN PARISH BANCORP, INC.

                     Stockholder Information

ANNUAL MEETING:

     The Annual Meeting of Stockholders will be held at 4:00 p.m., Oakdale, Louisiana time on Thursday, April 24, 1997, at the
Hardwood Mill Restaurant, Magnolia Room, 1194 Old River Mill
Road, Oakdale, Louisiana  71463.

STOCK LISTING:

     First Allen Parish Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. (NASDAQ)
"Pink Sheets" under the symbol "FALN".

PRICE RANGE OF COMMON STOCK:

     The per share price range of the common stock for each quarter since conversion was as follows:

      1996          High      Low    Dividends

 Fourth Quarter    $14.38    $10.00     $ -

     The stock price information set forth in the table above was provided by Trident Securities, Inc., 1275 Peachtree Street N.
E., Suite 460, Atlanta, Georgia  30309.

     At December 31, 1996, there were 264,506 shares of First
Allen Parish Bancorp, Inc. common stock issued and outstanding
(including unallocated ESOP shares) and there were 103 registered holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES:

     Charles L. Galligan, President/CEO
     First Allen Parish Bancorp, Inc.
     222 South 10th Street
     Oakdale, Louisiana  71463
     (318) 335-2031

TRANSFER AGENT:

     Registrar and Transfer Co.
     10 Commerce Drive
     Cranford, New Jersey  07016
     (800) 368-5948

ANNUAL AND OTHER REPORTS:

     A copy of the First Allen Parish Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission (SEC), may be obtained without charge by contacting Charles L. Galligan, President and Chief Executive Officer, First Allen Parish Bancorp, Inc., 222 South 10th Street (Post Office Box 706), Oakdale, Louisiana 71463.

                FIRST ALLEN PARISH BANCORP, INC.

                      Corporate Information

COMPANY AND ASSOCIATION ADDRESS:

     First Allen Parish Bancorp, Inc.
     222 South 10th Street
     Post Office Box 706           Telephone:  (318) 335-2031
     Oakdale, Louisiana  71463          Telefax:    (318) 335-2941

OFFICERS:

     Dr. James D. Sandefur, Chairman of the Board
     Charles L. Galligan, President and Chief Executive Officer
     Leslie A. Smith, Secretary
     Betty Jean Parker, Treasurer and Chief Financial Officer

BOARD OF DIRECTORS:

     Dr. James D. Sandefur. Dr. Sandefur has served as Chairman of the Board since January 1996. Dr. Sandefur was a practicing optometrist, and was the owner of the Vision Clinic located in Oakdale, Louisiana from March 1968 until June 1996. Dr. Sandefur is currently semi-retired and works as a consultant for the Vision Clinic.

     Charles L. Galligan.  Mr. Galligan has served as the
President and Chief Executive Officer since joining the Association in 1991. In these capacities, he is responsible for overseeing the day-to-day operations of the Association. Prior to joining the Association, Mr. Galligan was President of Vermilion Federal Savings Bank located in Abbeville, Louisiana.

     Jesse Boyd, Jr.  Mr. Boyd is the owner and president of Boyd
Buick- Cadillac-Chevrolet-Pontiac-Olds-GMC, Inc., a car
dealership, and Boyd Oil Company, a bulk oil distributorship,
located in Oakdale and Glenmora,   Louisiana, respectively.

     James E. Riley. Mr. Riley owned and operated a pharmacy in Oberlin, Louisiana until his retirement in 1990.

     J. C. Smith. Mr. Smith's principal business is farming. He is also involved in J. C. Smith & Sons, Partnership, a farming operation, and J. C. Smith & Sons Auto and Home Service Center, a retail hardware store, both located in Oberlin, Louisiana.

     Leslie A. Smith.  Mr. Smith is the principal of Oakdale
Elementary School.

     In 1994, Mr. T. H. Mayes, who had served as a director of the Association since 1965, retired from the board and was named a director emeritus.

INDEPENDENT AUDITORS:

     Darnall, Sikes, Kolder, Frederick & Rainey
     125 Rue Beauregard
     Lafayette, Louisiana  70502
     (318) 232-3312

SPECIAL COUNSEL:

     Robert I. Lipsher, Esq.
     Luse, Lehman, Gorman, Pomerenk & Schick
     5335 Wisconsin Avenue, N. W.
     Suite 400
     Washington, DC  20015
     (202) 274-2000