Form 10-K, Exhibit 13
period 1997-12-31
FIRST ALLEN PARISH BANCORP INC
filed 1998-03-31
CIK 1017309

March 30, 1998




Dear Stockholder,

We are pleased to provide you with the Annual Report on the Consolidated Financial statements of First Allen Parish Bancorp, Inc., (The Company), holding company of First Federal Savings & Loan Association of Allen Parish (First Federal), for the year ended December 31, 1997.

Consolidated assets of First Allen Parish Bancorp, Inc., increased $2.0 million, or 6.4%, to $33.5 million at December 31, 1997, from $31.5 million at December 31, 1996.

Net loans receivable increased $1.7 million, or $14.3%, to $13.6 million at December 31, 1997, from $11.9 million at December 31, 1996, due to an increase in real estate loans, consumer loans and other loans.

Deposits increased $2.9 million, or 11.3%, to $28.7 million at December 31, 1997, from $25.7 million at December 31, 1996. There were no Federal Home Loan Bank (FHLB) advances outstanding at December 31, 1997, compared to $1.2 million at December 31, 1996.

Total stockholders' equity increased $215,000 to $4.5 million at December 31, 1997, from $4.3 million at December 31, 1996. Earnings for the year provided a $254,000 increase, which was offset by dividends paid to stockholders at 30 cents per share, or $79,000.

The Company has a strong capital base and exceeds all regulatory capital requirements. This strong capital base has enabled us to invest in the expansion of our market area and increase our market share. In 1997, a Loan Production Office (LPO) was opened in Oberlin, Louisiana, our Parish Seat, staffed with a Manager and a Loan Assistant, and offering a full range of loan products and services. Due to a positive community response and demands for a full-service facility, First Federal has applied for, and received, approval from the Office of Thrift Supervision (OTS) to open a full-service branch in Oberlin, Louisiana. The expansion will create additional expense items, but this should be off-set by increased future income and growth. Subsequently, a lot has been purchased, and plans are being finalized to construct a new branch facility, projected to be completed and in operation by mid-year 1998.

Since its origination in 1962, First Federal Savings & Loan Association of Allen Parish has been, and intends to continue to be, a community-oriented financial institution, offering a full range of banking services aimed at meeting the financial needs of the communities it serves. Our customers appreciate the fact that we are a hometown financial institution, easily accessible and here for them. In the years ahead, the Company's Board of Directors, management and staff will remain committed to the continued growth of First Federal, offering a wide variety of services, meeting the financial needs of its customers and building a strong stockholder value.

Thank you for your investment in First Allen Parish Bancorp, Inc., and First Federal Savings & Loan Association of Allen Parish.

                                                        Sincerely,




                                                        Charles L. Galligan
                                                        President & CEO

TABLE OF CONTENTS

                                                                         Page
                                                                         ----

President's Message                                                       1

General Information                                                       3

Selected Consolidated Financial and Other Data of the Company             4

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                               6

Consolidated Financial Statements                                         17

Stockholder Information                                                   48

Corporate Information                                                     49

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

        The Association, which was originally chartered in 1962 as a federal chartered mutual savings and loan association, is headquartered in Oakdale, Louisiana. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Association serves communities located in Allen Parish and in the surrounding parishes in Louisiana through its main office located at 222 South 10th Street, Oakdale, Louisiana and a loan production office located at 215 Sixth Avenue, Oberlin, Louisiana.

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


                                                                    At
                                                                December 31,
                                                          ----------------------
                                                           1997           1996
                                                           ----           ----
                                                             (In thousands)
Selected Financial Condition Data:
Total assets ...................................          33,519         $31,490
Cash and cash equivalents ......................           1,884           1,474
Loans receivable, net
  Real estate ..................................          10,702           9,410
  Consumer and other ...........................           2,944           2,528
Mortgage-backed and related securities .........          17,147          17,185
FHLB stock .....................................             259             259
Deposits .......................................          28,657          25,750
FHLB advances ..................................            --             1,200
Total stockholders' equity .....................           4,535           4,319

                                                              Years Ended
                                                              December 31,
                                                       -------------------------
                                                            1997        1996
                                                            ----        ----
                                                        (In thousands, except
                                                          share information)

Selected Operating Data:
Interest income .................................      $   2,302       $   2,135
Interest expense ................................          1,226           1,151
  Net interest income ...........................          1,076             984
  (Provision for) recovery from loan losses .....             (3)              8
  Net interest income after (provision for)
    recovery from loan losses ...................          1,073             992

Total non-interest income .......................            276             249

Total non-interest expense ......................            947             986
    Earnings before income taxes ................            402             255
Income tax expense ..............................            148              88
    Net earnings ................................      $     254       $     167
                                                       =========       =========

    Net earnings per share ......................      $    1.04       $    0.69
                                                       =========       =========

    Average common shares outstanding ...........        244,669         243,346
                                                       =========       =========

                                                                 At or For the Years
                                                                  Ended December 31,
                                                                 -------------------
                                                                  1997         1996
                                                                  ----         ----
Key Financial Ratios and Other Data:
Performance Ratios:
Return on average assets (net income divided
  by average total assets) .............................           .80%        .55%

Return on average equity (net income divided
  by average equity) ...................................          5.75%       6.29%

Net interest rate spread (difference between
  average yield on interest-earning assets
  and average cost of interest-bearing liabilities) ....          3.09%       3.08%

Net interest margin (net interest income as a
  percentage of average interest-earning assets) .......          3.49%       3.37%

Net interest income to non-interest expense ............        113.55%      99.82%

Average interest-earning assets to average interest-
  bearing liabilities ..................................        109.99%     107.50%

Net interest income after (provision for) recovery from
  loan losses, to total non-interest expense ...........        113.23%     100.63%

Non-interest expense to average assets (1) .............          2.97%       3.26%

Asset Quality Ratios:
Non-performing loans to total loans ....................           .92%        .37%

Non-performing assets to total assets ..................           .37%        .38%

Allowance for loan losses to non-performing loans ......        238.91%     670.81%

Allowance for loan losses to non-performing assets .....        238.91%     249.02%

Capital Ratios (2):
Equity to assets at year end ...........................         13.53%      13.71%
Equity to average assets ratio
  (Average equity divided by average total
    assets) ............................................         13.89%       8.83%

Other Data:
Number of full-service offices .........................          1           1
Number of loan production offices ......................          1           0

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

Financial Condition

        Total assets increased $2.0 million, or 6.4%, to $33.5 million at December 31, 1997 from $31.5 million at December 31, 1996. The increase was primarily funded by an increase in deposits of $2.9 million to $28.7 million at December 31, 1997 from $25.8 million at December 31, 1996. The proceeds from the increase in deposits were used to finance a $1.7 million increase in net loans receivable and a $409,000 increase in cash and cash equivalents.

        Net loans receivable increased by $1.7 million, or 14.3%, to $13.6 million at December 31, 1997 from $11.9 million at December 31, 1996 due to an increase in real estate and consumer and other loans.

        Mortgage-backed and related securities and cash equivalents increased $372,000 or 1.99% to $19.0 million at December 31, 1997 from $18.7 million at December 31, 1996. This increase was financed from the increase in deposits as mentioned above.

        Deposits increased $2.9 million or 11.3% to $28.7 million at December 31, 1997 from $25.7 million at December 31, 1996. There were no FHLB advances outstanding at December 31, 1997 compared to $1.2 million at December 31, 1996.

        Total equity increased $215,000 to $4.5 million at December 31, 1997 from $4.3 million at December 31, 1996. Earnings for the year provided a $254,000 increase, which was offset by dividends paid to stockholders of $79,000.

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

         The Association declared dividends in 1997 of $79,000 or 30 cents per share.

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

                                                                        Years Ended December 31,
                                                    ----------------------------------------------------------
                                                                1997                           1996
                                                                         Average                       Average
                                                     Average             Yield/   Average               Yield/
                                                    Balance   Interest     Cost    Balance   Interest     Cost
                                                    -------   --------     ----    -------   --------     ----
                                                                         (Dollars in thousands)
Interest-earning assets:
  Mortgage loans(1)                                 $10,037   $  911      9.08%    $ 8,997    $   839     9.32%
  Consumer and other loans                            2,731      255      9.36       2,392        210     8.77
  Mortgage-backed securities                         15,975    1,035      6.48      15,702        986     6.29
  FHLB stock                                            256       15      5.95         256         15     5.90
  Other interest-bearing deposits                     1,828       85      4.66       1,817         85     4.68
      Total interest-earning assets                  30,827    2,301      7.47      29,164      2,135     7.32

Non-interest earning assets                           1,051     -         0.00       1,016       -        0.00
      Total average assets                          $31,878   $2,301      7.22%    $30,180    $ 2,135     7.07%
                                                    =======   ======     =====     =======    =======    =====

Interest-bearing liabilities:
  Passbook accounts                                 $ 2,641   $   53      2.01%    $ 3,005    $    63     2.09%
  NOW and money market accounts                       6,643       90      1.36       6,000         88     1.46
  Certificates                                       18,460    1,068      5.79      17,949        991     5.52
  FHLB advances                                         282       16      5.64         175          9     5.14
      Total interest-bearing liabilities             28,026    1,227      4.38      27,129      1,151     4.24

Non-interest bearing liabilities                        699     -         0.00         592       -         0.00
      Total average liabilities                     $28,725   $1,227      4.27%    $27,721    $ 1,151     4.15%
                                                    =======   ======     =====     =======    =======    =====

Net interest income                                           $1,074                          $   984
Net interest rate spread(2)                                   ======      3.09%               =======     3.08%
                                                                           =====                          =====
Net interest margin(3)
Average interest-earning assets to                                        3.49%                           3.37%
  average interest-bearing                                                =====                          =====
  liabilities                                                    109.99%                       107.50%
                                                                 ======                        ======

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

                                                     Years Ended December 31,
                                                           1997 vs. 1996
                                                 Increase/(Decrease)
                                                      Due to              Total
                                                 -------------------     Increase
                                                  Volume     Rate       (Decrease)
                                                  ------     ----       ----------
                                                      (Dollars in thousands)
Interest-earning assets:
  Mortgage loans ...........................      $  94       $ (21)      $  73
  Consumer and other loans .................         31          15          46
  Mortgage-backed securities ...............         20          35          55
  FHLB stock ...............................         (1)          1        --
  Other ....................................        (15)          8          (7)
    Total interest-earning assets ..........      $ 129       $  38       $ 167

Interest-bearing liabilities:
  Passbook accounts ........................      $  (7)      $  (2)      $  (9)
  NOW and money market accounts ............          6          (5)          1
  Certificate accounts .....................         29          48          77
  Federal Home Loan Bank advances ..........          6           1           7

    Total interest-bearing liabilities .....         34          42          76

Net change in interest income ..............      $  95       $  (4)      $  91
                                                  =====       =====       =====


Comparison of Operating Results for the Years Ended December 31, 1997 and 1996

          General. Net earnings for the year ended December 31, 1997 increased by $87,000 or 52.1% to $254,000 or $1.04 per share, from $167,000 or $0.69 per share, for the year ended December 31, 1996. The increase was primarily due to the combined effects of an $81,000 increase in net interest income after provision/recovery from loan losses, a $13,000 increase in loan and origination fees, a $5,000 increase in gain on foreclosed real estate, a $7,000 increase in other operating revenues, and a $211,000 decrease in SAIF deposit insurance premiums offset by a $69,000 increase in compensation and employee benefits, a $102,000 increase in other expenses and a $60,000 increase in income taxes. For the years ended December 31, 1997 and 1996, the returns on average assets were
 .80% and .55%, respectively, while the returns on average equity were 5.75% and 6.29%, respectively.

          A provision in the Omnibus Appropriations Bill passed by Congress and signed by President Clinton on September 30, 1996 included an anticipated special assessment to recapitalize the Savings Association Insurance Fund
(SAIF). The 65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pre-tax expense of $170,000 to the Company in 1996. Without the SAIF assessment, net income would have been $280,000, return on average assets would have been .92%, return on average equity would have been 10.5% and earnings per share would have been $1.15 for the year ended December 31, 1996.

          The recapitalization of SAIF reduced the future deposit insurance premiums from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cent premium is projected for the years 1997 through 1999, then decreasing further to 2.4 cents from 2000 until 2017, assuming a merger of SAIF and the Bank Insurance Fund (BIF). The Association's insurance premium was $17,000 for the year ended December 31, 1997.

          Interest Income. For the year ended December 31, 1997, net interest income increased by $92,000 to $1.08 million from $984,000 for the year ended December 31, 1996. This reflects an increase of $167,000 in interest income to $2.3 million from $2.1 million and an increase of $75,000 in interest expense to $1.2 million from $1.1 million. The increase in interest income was due to both an increase in total interest-earning assets and an increase in rates earned. The increase in interest expense was due to both an increase in total interest-bearing liabilities and increased rates paid.

          Interest income on loans increased $118,500 or 11.3% to $1.2 million for the year ended December 31, 1997 from $1.1 million for the year ended December 31, 1996. Interest income on mortgage-backed and related securities increased $55,000 or 5.6% to $1.04 million for the year ended December 31, 1997 from $987,000 for the year ended December 31, 1996. The increase in interest income from mortgage-backed and related securities was due to both increased rates earned and increase in volume of such securities while the increase in interest income from loans was primarily due to the increase in volume of loans.

          Interest Expense. Interest expense for the year ended December 31, 1997 increased $68,000 to $1.2 million from $1.1 million for the year ended December 31, 1996. The increase was primarily due to an increase in the average rate paid on certificates of deposit. Certificates of deposit increased from 1996 to 1997 and interest rates paid on them increased resulting in a slightly higher cost of funds. Average balances in certificates of deposit increased $500,000 to $18.5 million at December 31, 1997 from $17.9 million at December 31, 1996. Average non-certificate balances increased $280,000 to $9.3 million from $9.0 million from 1996 to 1997. Interest expense on FHLB advances increased to $16,000 for the year ended December 31, 1997 from $9,000 for the prior year.

          Provision for Loan Losses. The Association maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan, the Association's past loss experience, adverse conditions that may affect the borrower's ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The allowance for loan losses was $300,260 at December 31, 1997 and $296,452 at December 31, 1996. The provision for loan losses is the method by which the allowance for losses is adjusted during the period. The Association's provision for loan losses for the year ended December 31, 1997 was $3,000, as compared to a recovery of $7,972 for the year ended December 31, 1996 on loans for which reserves had previously been established. The recovery of $7,972 in 1996 was primarily due to the payment of consumer loans for which provisions had been made in prior periods. Management's focus on asset quality has resulted in an allowance for loan losses to non-performing assets of 238.91%. The ratio of nonperforming loans to total loans remains low at .92% at December 31, 1997. Management believes its allowance for loan losses is at a level that is considered to be adequate to provide for estimated losses; however; there can be no assurance that further additions will not be made to the loss allowance and that such losses will not exceed the estimated amount.

          Non-interest   Income.   For  the  year  ended   December   31,  1997,
non-interest  income  was  $277,000  compared  to  $249,000  for the year  ended
December 31, 1996. The increase of $28,000 was due to increases of $4,000 in service charges on deposits, $13,000 in loan origination and servicing fees, $5,000 in gain in foreclosed real estate, and $7,000 in other operating revenues.

         Non-interest Expense. Non-interest expense decreased $39,000 or 4.0% to $947,000 for the year ended December 31, 1997 from $986,000 for the year ended December 31, 1996. This decrease was the result of a decrease of $212,000 in SAIF deposit insurance premiums and a decrease of $6,000 in stationery and printing offset by increases of $69,000 in compensation and employee benefits, $8,000 in occupancy and equipment expenses and $102,000 in other expenses. Other expenses increased $102,000 primarily because of increases of expenses in the holding company of $36,000 in professional fees, $8,000 in advertising, $32,000 in franchise and shares taxes and $24,000 in other fees related to stock transactions in the holding company.

          Income Taxes. Income taxes increased $60,000 or 68.2% to $148,000 for the year ended December 31, 1997 from $88,000 for the year ended December 31, 1996. The increase in income taxes was the result of the increase in net interest income after provision/recovery from loan losses and increase in non-interest income as well as the decrease in non-interest expense.

Interest Rate Sensitivity

          Net Portfolio Value. In order to encourage associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Company, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Company's NPV at December 31, 1997 as calculated by the OTS, based on information provided to the OTS by the Company.

                 Change in
              Interest Rates                          December 31, 1997
             In Basis Points                         Net Portfolio Value
              (Rate Shock)                    Amount                  Change
              ------------                    ------                  ------
                                                     (Dollars in thousands)
                   400                         2,786                   (27)%
                   300                         3,168                   (17)
                   200                         3,471                    (9)
                   100                         3,689                    (4)
                Static                         3,825                     -
                  (100)                        3,940                     3
                  (200)                        4,102                     7
                  (300)                        4,387                    15
                  (400)                        4,793                    25

          As shown in the above table, increase in interest rates will result in net decreases in the Company's NPV, while decrease in interest rates will result in smaller net increases in the NPV. For example, the table reflects the Company's NPV decreasing 17% if interest rates increased by 300bp, whereas the NPV would increase by 15% if interest rates decreased by 300bp.

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

Liquidity and Capital Resources

          The Company's primary sources of funds are deposits, borrowings and principal and interest payments on loans and mortgage-backed and investment securities. In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition.

          Federal regulations require the Association to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5 percent of net withdrawable savings deposits and borrowings payable on demand in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U. S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Association's most liquid assets are cash and cash equivalents, short-term investments and mortgage-backed and related securities. The levels of these assets are dependent on the Association's operating, financing, lending and investing activities during any given period. At December 31, 1997 and 1996, liquidity eligible assets totaled $2.1 million and $2.0 million, respectively. At those dates, the Association's liquidity ratios were 8.2% and 7.8%, respectively, in excess of the 5% minimum regulatory requirement.

          The Company uses its liquid resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. At December 31, 1997, the Association had outstanding commitments to extend credit which amounted to $509,075. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

          At  December  31,  1997,   the   Association   had  $17.8  million  in
certificates of deposit due within one year and $8.0 million in savings and checking accounts. Based on past experience, management expects that most of the deposits will be retained or replaced by new deposits.

          The primary investment activities of the Company are the origination of one- to four- family residential, commercial real estate, one- to four-family construction, land and consumer loans, and the purchase of investment and mortgage-backed securities. During the years ended December 31, 1997 and 1996, the Company originated loans totaling $7.1 million and $5.9 million, respectively. During those same periods, the Company purchased mortgage-backed securities totaling $2.9 million and $3.9 million, respectively. These activities were funded primarily by deposits and principal repayments on loans and mortgage-backed securities.

          In connection with its conversion on September 27, 1996 from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association, the Association's capital structure increased substantially with the issuance of stock and the formation of its holding company, First Allen Parish Bancorp, Inc.

          The Company issued 264,506 shares of common stock that resulted in $2,645 of common stock and $2,298,842 of additional paid-in capital net of conversion costs of $345,577. Capital ratios (see Note 20 in the consolidated financial statements) at December 31, 1997 were significantly higher than regulatory minimum requirements. The Association had tangible capital of $3.6 million or 11.2% of total assets, which is approximately $3.2 million above the minimum requirement of 1.5% of total assets. The Association had core capital of $3.6 million or 11.2% of total assets, which is $2.7 million above the minimum leverage ratio of 3.0%. The Association had total risk-based capital of $3.8 million and total risk-weighted assets of $14.1 million, or total capital of 26.9% of risk-weighted assets. This was $2.7 million above the 8.0% requirement.

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

          Separately, Financing Corporation (FICO) bond payments will be shared by SAIF and BIF-insured financial institutions with SAIF-insured institutions paying 80% of the annual cost and BIF-insured institutions paying 20% of the annual cost through December 31, 1999, after which assessments will be paid on a pro rata basis. Until then, the FICO assessment will be 1.3 basis points for banks versus 6.4 basis points for thrifts per $100 of deposits. Previously, the minimum combined SAIF and FICO assessments for thrifts had been 23 basis points. Although the special one-time assessment significantly increased non-interest expense for 1996, the anticipated reduction in the premium schedule reduced the Company's federal insurance premiums for 1997 to $17,000 from $229,000 in 1996.

Recent Accounting Developments

          SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, supersedes SFAS No. 122 and is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

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

          SFAS No. 128, Earnings per Share, supersedes APB opinion No. 15 and AICPA Accounting Interpretation's 1-102 of Opinion No. 15 and is effective for financial statements issued for periods ending after December 31, 1997. It establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, Earnings per Share, and makes them comparable to international earnings per share standards. It replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share.

         SFAS No. 129, Disclosure of Information about Capital Structure, supersedes specific disclosure requirements of APB opinions No. 10 and No. 15 and FASB Statement No. 47 and consolidates them in this statement. It is effective for financial statements issued for periods ending after December 15, 1997. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB opinions No. 10, Omnibus Opinion - 1996, and No. 15, Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. It eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion No. 15 as provided by FASB Statement No. 21, Suspension of the Reporting of Earnings Per Share and Segment Information of Nonpublic Enterprises.

          SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and is effective for fiscal years beginning after December 31, 1997. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format of that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. An enterprise is required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

          SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. It amends FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement does not apply to nonpublic business enterprises or to not-for-profit organizations. This statement is effective for financial statements for periods beginning after December 15, 1997.

          Management believes adoption of SFAS Nos. 125, 128, 129, 130 and 131 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

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

                          INDEPENDENT AUDITOR'S REPORT







The Board of Directors
First Allen Parish Bancorp, Inc. and Subsidiary
Oakdale, Louisiana


          We have audited the accompanying consolidated statements of financial condition of First Allen Parish Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Allen Parish Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                     /s/ Kolder, Champagne, Slaven & Rainey, LLC
                                     -------------------------------------------
                                         Kolder, Champagne, Slaven & Rainey, LLC
                                         Certified Public Accountants



Lafayette, Louisiana
January 29, 1998

                              FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                              Consolidated Statements of Financial Condition
                                        December 31, 1997 and 1996

                                                                                1997             1996
                                                                           ------------      ------------
                                 ASSETS
Cash and cash equivalents:
  Interest-bearing ...................................................     $  1,297,774      $    847,896
  Non-interest bearing ...............................................          586,468           626,409
Mortgage-backed and related securities - held-to-maturity (estimated
  market value of $11,609,680 and $12,979,395) .......................       11,668,946        13,238,771
Mortgage-backed and related securities - available-for-sale,
  estimated market value .............................................        5,478,291         3,946,564
Loans receivable, net ................................................       13,645,908        11,937,990
Accrued interest receivable ..........................................          229,363           206,457
Other receivables ....................................................           62,895            42,800
Foreclosed real estate, net of allowance for losses of $ - and $25,807             --              74,856
Federal Home Loan Bank stock, at cost ................................          259,300           259,200
Premises and equipment, at cost, less accumulated depreciation .......          262,447           282,353
Other assets .........................................................           27,795            26,574
                                                                           ------------      ------------
    Total assets .....................................................     $ 33,519,187      $ 31,489,870
                                                                           ============      ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Deposits .............................................................     $ 28,656,542      $ 25,749,999
Advances from Federal Home Loan Bank .................................             --           1,200,000
Advances by borrowers for taxes and insurance ........................           23,212            31,854
Federal income taxes:
  Current ............................................................           54,956             2,843
  Deferred ...........................................................          135,398           122,265
Dividends payable ....................................................           39,676              --
Accrued expenses and other liabilities ...............................           27,620            44,624
Deferred income ......................................................           47,065            18,818
                                                                           ------------      ------------
    Total liabilities ................................................       28,984,469        27,170,403


                         STOCKHOLDERS' EQUITY

Serial preferred stock (.01 par value,
  100,000 shares authorized, none issued or outstanding) .............             --                --
Common stock (.01 par value, 900,000 shares
  authorized, 264,506 shares issued and outstanding) .................            2,645             2,645
Additional paid-in capital ...........................................        2,314,066         2,298,842
Retained earnings, substantially restricted ..........................        2,405,441         2,230,294
Unrealized loss on mortgage-backed and related securities held
  available-for-sale, net of tax benefit at $1,117 and $3,093 ........           (2,284)           (6,004)
Unearned employee benefits ...........................................         (185,150)         (206,310)
                                                                           ------------      ------------
    Total stockholders' equity .......................................        4,534,718         4,319,467
                                                                           ------------      ------------
    Total liabilities and stockholders' equity .......................     $ 33,519,187      $ 31,489,870
                                                                           ============      ============

The accompanying notes are an integral part of this statement.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                        Consolidated Statements of Income
                     Years Ended December 31, 1997 and 1996

                                                        1997            1996
                                                   -----------      -----------
Interest income:
  Loans receivable:
    First mortgage loans .....................     $   911,296      $   838,531
    Consumer and other loans .................         255,480          209,692
  Mortgage-backed and related securities .....       1,041,868          987,064
  Other interest earning assets ..............          93,760          100,071
                                                   -----------      -----------
      Total interest income ..................       2,302,404        2,135,358
                                                   -----------      -----------

Interest expense:
  Deposits ...................................       1,210,611        1,142,332
  Borrowed funds .............................          15,926            8,909
                                                   -----------      -----------
      Total interest expense .................       1,226,537        1,151,241
                                                   -----------      -----------

Net interest income ..........................       1,075,867          984,117
(Provision for) recovery from loan losses ....          (3,000)           7,972
                                                   -----------      -----------
Net interest income after (provision for)
   recovery from loan losses .................       1,072,867          992,089
                                                   -----------      -----------
Non-interest income:
  Service charges on deposits ................         193,605          190,176
  Insurance commissions earned ...............          10,934           11,512
  Loan origination and servicing fees ........          44,433           31,329
  Net other real estate expenses .............          (3,227)          (3,502)
  Gain on foreclosed real estate .............           6,417            1,408
  Other operating revenues ...................          24,657           17,890
                                                   -----------      -----------
      Total non-interest income ..............         276,819          248,813
                                                   -----------      -----------
Non-interest expense:
  Compensation and employee benefits .........         462,626          394,039
  Occupancy and equipment expenses ...........          66,935           58,565
  SAIF deposit insurance premiums ............          17,160          228,542
  Stationery and printing ....................          51,966           58,250
  Data processing ............................          58,933           58,575
  Other expenses .............................         289,857          187,906
                                                   -----------      -----------
      Total non-interest expenses ............         947,477          985,877
                                                   -----------      -----------

      Earnings before income taxes ...........         402,209          255,025

Income tax expense ...........................         147,709           88,098
                                                   -----------      -----------

      Net earnings ...........................     $   254,500      $   166,927
                                                   ===========      ===========

Net earnings per share .......................     $      1.04      $      0.69
                                                   ===========      ===========

Average common shares outstanding ............         244,669          243,346

The accompanying notes are an integral part of this statement.

                                           FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                                     Consolidated Statements of Changes in Stockholders' Equity
                                               Years Ended December 31, 1997 and 1996


                                                                                  Unrealized loss on
                                                                                 Mortgage-backed and
                                                       Additional                Related Securities      Unearned
                                              Common     Paid-in      Retained    Available-for-sale,    Employee
                                               Stock     Capital      Earnings    Net of Tax Benefit     Benefits          Total
                                               -----     -------      --------    ------------------     --------          -----
Balance, December 31, 1995                    $ -       $     -       $2,063,367        $(4,781)          $    -        $2,058,586

Sale of common stock, net of offering
    costs of $345,577                          2,645     2,296,839          -              -                   -         2,299,484

Unearned ESOP shares                            -             -             -              -               (211,600)      (211,600)

Net earnings                                    -             -          166,927           -                   -           166,927

Allocation of ESOP shares                       -            2,003          -              -                  5,290          7,293

Change in unrealized loss on securities
  available-for-sale (net of
  tax benefit of $630)                          -            -              -            (1,223)               -            (1,223)
                                              ------    ----------    ----------        -------           ---------     ----------

Balance, December 31, 1996                     2,645     2,298,842     2,230,294         (6,004)           (206,310)     4,319,467

Net earnings                                    -             -          254,500           -                   -           254,500

Dividends                                       -             -          (79,353)          -                   -           (79,353)

Allocation of ESOP shares                       -           15,224          -              -                 21,160         36,384

Change in unrealized loss on securities
   available-for-sale
  (net of tax expense of $1,916)                -             -             -             3,720                -             3,720
                                              ------    ----------    ----------        -------           ---------     ----------
Balance, December 31, 1997                    $2,645    $2,314,066    $2,405,441        $(2,284)          $(185,150)    $4,534,718
                                              ======    ==========    ==========        =======           =========     ==========


The accompanying notes are an integral part of this statement.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 1997 and 1996




                                                                       1997             1996
                                                                   -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings ...............................................     $   254,500      $   166,927
                                                                   -----------      -----------
  Adjustments  to  reconcile  net  earnings
     to net cash  provided  by  operating
    activities:
      Depreciation of premises and equipment .................          36,267           36,332
      Provision for (recovery from) loan losses ..............           3,000           (7,972)
      Gain on sale of foreclosed real estate .................          (6,417)          (1,408)
      Gain on sale of mortgage-backed and related securities-
        available-for-sale ...................................          (2,826)            --
      Premium amortization net of discount accretion .........          62,830           43,481
      Deferred income taxes ..................................          13,133            5,787
      Stock dividend on FHLB stock ...........................         (15,000)         (14,800)
      Changes in assets and liabilities -
        Increase in accrued interest receivable ..............         (22,906)          (7,873)
        Increase in prepaid assets ...........................          (1,137)          (3,358)
        Increase (decrease) in accrued expenses and other
          liabilities ........................................         (17,004)           3,162
        Increase in current income taxes payable .............          52,113            2,843
        (Increase) decrease in deferred income ...............         (28,247)           3,646
        (Increase) decrease in other receivables .............         (20,095)           4,320
                                                                   -----------      -----------
            Total adjustments ................................          53,711           64,160
                                                                   -----------      -----------

            Net cash provided by operating activities ........         308,211          231,087
                                                                   -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Principal repayment of mortgage-backed and related
    securities - held-to-maturity ............................       1,876,561        1,700,147
  Principal repayments of mortgage-backed and related
    securities - available-for-sale ..........................         593,367          385,904
  Purchase of mortgage-backed and related
    securities - held-to-maturity ............................        (328,438)      (2,699,731)
  Purchase of mortgage-backed and related
    securities - available-for-sale ..........................      (2,542,913)      (1,468,195)
  Sale of mortgage-backed and related securities - available -
    for-sale .................................................         382,328             --
  Net increase in loans made to customers ....................      (1,710,918)        (699,290)
  Proceeds from sale of foreclosed real estate ...............         147,500           30,000
  Purchase of property and equipment .........................         (16,336)          (8,890)
  Improvements on foreclosed real estate .....................            --            (14,746)
                                                                   -----------      -----------
            Net cash used by investing
              activities .....................................      (1,598,849)      (2,774,801)
                                                                   -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits,
    NOW accounts, passbook savings accounts, and
    certificates of deposits .................................       2,948,893         (832,880)
  Increase (decrease) in advances from FHLB ..................      (1,200,000)       1,200,000
  Net decrease in advances by borrowers
    for taxes and insurance ..................................          (8,642)         (11,179)
  Issuance of common stock ...................................            --          2,299,483
  Dividends paid to shareholders .............................         (39,676)            --
                                                                   -----------      -----------
            Net cash provided by financing
              activities .....................................       1,700,575        2,655,424
                                                                   -----------      -----------

            Net increase in cash and cash equivalents ........         409,937          111,710

CASH AND CASH EQUIVALENTS, beginning of period ...............       1,474,305        1,362,595
                                                                   -----------      -----------

CASH AND CASH EQUIVALENTS, end of period .....................     $ 1,884,242      $ 1,474,305
                                                                   ===========      ===========

                                   (continued)

                     FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                    Consolidated Statements of Cash Flows (continued)
                         Years Ended December 31, 1997 and 1996




                                                                 1997           1996
Supplemental Disclosures

Cash paid for:
  Interest on deposits, advances, and other borrowings      $ 1,226,767     $ 1,151,362
  Income taxes ........................................         134,956          82,811

Transfers from loans to real estate acquired through
  foreclosure .........................................          27,919          74,252

Proceeds from sales of foreclosed real estate financed
  through loans .......................................         147,500          30,000

Total (increase) decrease in unrealized loss on
  mortgage-backed and related securities available-for-
  sale, net of tax expense (benefit) ..................           3,720          (1,223)

Issuance of unearned ESOP shares ......................            --           211,600





The accompanying notes are an integral part of this statement.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



 (1)    Summary of Significant Accounting Policies

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

        A. The consolidated financial statements include the accounts of the parent company, First Allen Parish Bancorp, Inc. (Company) and its fully-owned subsidiary, First Federal Savings and Loan Association of Allen Parish (Association). First Allen Parish Bancorp, Inc. acquired all of the outstanding stock of the Association effective September 27, 1996. All intercompany accounts and transactions are eliminated.

        B.      Cash and Cash Equivalents

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

                        Cash and cash  equivalents  at  December  31 include the
                following:

                                                            1997         1996

                Interest-bearing deposits
                  in other institutions                 $1,297,774    $  847,896
                Non-interest bearing deposits              586,468       626,409

                    Total                               $1,884,242    $1,474,305
                                                        ==========    ==========

        C.      Mortgage-Backed and Related Securities

                        The Company follows Statement of Financial Accounting
                Standards No. 115 regarding classification of all debt securities and certain equity securities.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

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

                        At December  31,  1997,  the Company had no  outstanding
                commitments to sell securities. Gains of $2,826 were realized in 1997 on the sale of mortgage-backed and related securities held available-for-sale by using the specific identification method. All sales are made without recourse. Gross unrealized losses in the held-to-maturity portfolio and in the available-for-sale portfolio are as follows:

                                                       December 31,
                                                 -----------------------
                                                   1997          1996
                                                   Gross        Gross
                                                 Unrealized   Unrealized
                                                    Loss         Loss
                                                    ----         ----
                Held-to-maturity
                  securities                      $59,266       $259,376
                Available-for-sale
                  securities                        3,460          9,097

        D.      Loans Receivable

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                        The allowance for loan losses is  established  through a
                provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity, including those loans which are being specifically monitored by management. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the loan classifications discussed above, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, the amount of loans outstanding and other factors that warrant recognition in providing for an adequate loan loss allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The Company applies FASB Statement No. 114 Accounting by Creditors for Impairment of a Loan, which requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or the fair value of the collateral if the loan is collateral dependent. The Company uses the loan-by-loan measurement method for all loans, however, residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogenous loans and are collectively evaluated for impairment and are not subject to SFAS 114 measurement criteria. A loan is considered impaired when it is probable that all contractual amounts due will not be collected in accordance with the terms of the loan. A loan is not deemed to be impaired if a delay in receipt of payment is expected to be less than 60 days or if, during a longer period of delay, the Company expects to collect all amounts due, including interest accrued at the contractual rate during the period of the delay. Factors considered by management include the property location, economic conditions and any unique circumstances affecting the loan. Due to the composition of the Company's loan portfolio, the fair value of collateral is utilized to measure virtually all of the Company's impaired loans. If the fair value of an impaired loan is less than the related recorded amount, a valuation allowance is established or the writedown is charged against the allowance for loan losses if the impairment is considered to be permanent.

                        FASB  Statement  No. 118,  Accounting  by Creditors  for
                Impairment of a Loan-Income Recognition and Disclosures, amended SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The Company has elected to continue to use its existing nonaccrual methods for recognizing interest on impaired loans.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        E.      Loan Origination Fees, Commitment Fees and Related Costs

                        FASB  Statement No. 91,  Accounting  for  Non-refundable
                Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, states that loan fees and certain direct loan origination costs are normally deferred and the net fee or cost is recognized as an adjustment to interest income using a method which does not differ materially from the interest method, over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote should be recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise should be recognized over the life of the loan as an adjustment of yield. Loan fees and certain direct loan origination costs are not deferred at the Company, however, due to immateriality. These fees are recognized in the period collected. The Company does not charge commitment fees.

        F.      Foreclosed Real Estate

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

        G.      Federal Home Loan Bank Stock

                        Federal  Home Loan Bank (FHLB)  stock is carried at cost
                due to its lack of marketability and restricted ownership. FHLB stock can be sold back only at its par value and only to FHLB or other member institutions. FHLB stock is evaluated annually for impairment.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        H.      Income Taxes

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

        I.      Premises and Equipment

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

        J.      Deferred Income

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        K.      Earnings Per Share

                        Earnings  per share is based upon the  weighted  average
                common   and  common   equivalent   shares   outstanding,   less
                unallocated ESOP shares.

        L.      Use of Estimates

                        Management  of the  Association  has  made a  number  of
                estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

        M.      New Accounting Pronouncements

                        SFAS No. 125,  Accounting for Transfers and Servicing of
                Financial Assets and Extinguishments of Liabilities, supersedes SFAS No. 122 and is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

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

                        SFAS No. 128, Earnings per Share, supersedes APB opinion
                No. 15 and AICPA Accounting Interpretation's 1-102 of Opinion No. 15 and is effective for financial statements issued for periods ending after December 31, 1997. It establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share found in APB Opinion No. 15, Earnings per Share, and makes them comparable to international earnings per share standards. It replaces the presentation of

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY
                primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share.

                        SFAS No. 129,  Disclosure of  Information  about Capital
                Structure, supersedes specific disclosure requirements of APB opinions No. 10 and No. 15 and FASB Statement No. 47 and consolidates them in this statement. It is effective for financial statements issued for periods ending after December 15, 1997. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB opinions No. 10, Omnibus Opinion - 1996, and No. 15, Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. It eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion No. 15 as provided by FASB Statement No. 21, Suspension of the Reporting of Earnings Per Share and Segment Information of Nonpublic Enterprises.

                        SFAS   No.   130,   Reporting    Comprehensive   Income,
                establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and is effective for fiscal years beginning after December 31, 1997. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format of that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. An enterprise is required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                        SFAS  No.  131,   Disclosures   about   Segments  of  an
                Enterprise and Related Information, established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. It amends FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries. This Statement does not apply to nonpublic business enterprises or to not-for-profit organizations. This statement is effective for financial statements for periods beginning after December 15, 1997.

                        Management believes adoption of SFAS Nos. 125, 128, 129,
                130 and 131 will not have a material effect on the financial position or results of operations, nor will adoption require additional capital resources.

        N.      Reclassified Items

                        Certain items of the prior years have been  reclassified
                in order to conform to current presentation.


 (2)    Federal Home Loan Bank Stock

                The carrying values of the FHLB stock at December 31, 1997 and 1996 are $259,300 and $259,200, respectively. FHLB stock was not considered impaired at December 31, 1997 or 1996 and was carried at cost.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

 (3)    Mortgage-Backed and Related Securities

                The   carrying   values   and   estimated   market   values   of
        mortgage-backed and related securities at December 31 are summarized as follows:

                                    Held-to-Maturity Securities December 31, 1997
                            ------------------------------------------------------------
                                            Net
                                        Unamortized
                                          Premium                  Gross      Estimated
                             Principal   (Unearned    Carrying   Unrealized     Market
                              Balance    Discounts)    Value     Gain (Loss)    Value
                              -------    ----------    -----     -----------    -----
    GNMA
      certificates          $   301,615  $    136   $   301,751   $  5,395   $   307,146
                            -----------  --------   -----------   --------   -----------
    FHLMC
      certificates            3,939,519   (18,365)    3,921,154    (11,991)    3,909,163
    FNMA
      certificates            7,161,015    43,141     7,204,156    (58,208)    7,145,948
    Collateralized
      mortgage
      obligations                50,899     3,992        54,891     (2,948)       51,943
    Municipal bond              200,000   (13,006)      186,994      8,486       195,480
                            -----------  --------   -----------   --------   -----------

                            $11,653,048  $ 15,898   $11,668,946   $(59,266)  $11,609,680
                            ===========  ========   ===========   ========   ===========

                                  Available-for-Sale Securities December 31, 1997
                             ----------------------------------------------------------
                                            Net
                                        Unamortized
                                          Premium                  Gross      Estimated
                             Principal   (Unearned    Carrying   Unrealized     Market
                              Balance    Discounts)    Value     Gain (Loss)    Value
                              -------    ----------    -----     -----------    -----
    GNMA
        certificates         $  459,059   $10,243    $  469,302    $(3,119)  $  466,183
    FHLMC
        certificates          1,819,144   (18,176)    1,800,968      4,071    1,805,039
    FNMA
        certificates          2,392,250    (4,276)    2,387,974     (1,371)   2,386,603
    SBA
        certificates            815,353     8,154       823,507     (3,041)     820,466
                            -----------  --------   -----------   --------   -----------
                             $5,485,806   $(4,055)   $5,481,751    $(3,460)  $5,478,291
                             ==========   =======    ==========    =======   ==========

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                                 Held-to-Maturity Securities December 31, 1996
                          ------------------------------------------------------------
                                          Net
                                      Unamortized
                                        Premium                  Gross       Estimated
                           Principal   (Unearned    Carrying   Unrealized     Market
                            Balance    Discounts)    Value     Gain (Loss)    Value
    GNMA
        certificates      $   369,772  $    562   $   370,334   $   1,178  $   371,512
    FHLMC
        certificates        4,530,875   (19,200)    4,511,675     (82,826)   4,428,849
    FNMA
        certificates        8,234,043    51,024     8,285,067    (170,188)   8,114,879
    Collateralized
        mortgage
        obligations            66,481     5,214        71,695      (7,540)      64,155
                          -----------  --------   -----------   --------   -----------

                          $13,201,171  $ 37,600   $13,238,771   $(259,376) $12,979,395
                          ===========  ========   ===========   =========  ===========

                                 Available-for-Sale Securities December 31, 1996
                         ------------------------------------------------------------
                                          Net
                                      Unamortized
                                        Premium                  Gross      Estimated
                           Principal   (Unearned    Carrying   Unrealized     Market
                            Balance    Discounts)    Value     Gain (Loss)     Value
                            -------    ----------    -----     -----------     -----
    GNMA
        certificates      $  530,391    $11,902   $  542,293     $(6,560)  $  535,733
    FHLMC
        certificates         721,216      3,136      724,352       4,944      729,296
    FNMA
        certificates       1,303,828      8,622    1,312,450      (4,073)   1,308,377
    SBA
     certificates          1,363,155     13,411    1,376,566      (3,408)   1,373,158
                          ----------    -------   ----------     --------  ----------

                          $3,918,590    $37,071   $3,955,661     $(9,097)  $3,946,564
                          ==========    =======   ==========     =======   ==========

                During 1997, the Association sold securities available-for-sale for total proceeds of $382,328 resulting in gross realized gains of $2,826, determined by specific identification. During 1996, there were no sales of securities available-for-sale.

                Investment securities with a carrying amount of approximately $802,000 and $457,000 were pledged to secure deposits as required or permitted by law at December 31, 1997 and 1996, respectively.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                The following is a summary of maturities of mortgage-backed  and
        related  securities   held-to-maturity  and   available-for-sale  as  of
        December 31, 1997:

                                          Held-to-Maturity          Available-for-Sale
                                      Amortized     Estimated    Amortized    Estimated
                                        Cost       Market Value     Cost     Market Value
                                        ----       ------------     ----     ------------
        Amounts maturing:

          After one year
            through five
            years                     $     3,134   $     3,444  $   28,175   $   27,536
          After five years
            through ten years              16,573        17,365       8,167        7,994
          After ten years              11,649,239    11,588,871   5,445,409    5,442,761
                                      -----------   -----------  ----------   ----------

                                      $11,668,946   $11,609,680  $5,481,751   $5,478,291
                                      ===========   ===========  ==========   ==========

 (4)    Loans Receivable

                Major classification of loans at December 31 are as follows:

                                                           1997             1996
First mortgage loans (principally conventional):
  Principal balances -
    Secured by one-to-four family residences ...     $  8,376,124      $  7,278,520
    Land loans .................................          612,187           450,955
    Commercial loans ...........................        1,467,219         1,519,441
    Construction loans .........................          352,800           486,815
    Other real estate loans ....................          279,585           237,293
                                                     ------------      ------------
                                                       11,087,915         9,973,024
Less: Undisbursed portion of first mortgage
     loans .....................................         (124,612)         (308,529)
                                                     ------------      ------------
       Total first mortgage loans ..............       10,963,303         9,664,495
                                                     ------------      ------------

                                       33

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                                                    1997              1996
                                                ------------      ------------
Consumer and other loans:
  Principal balances -
    Automobile ............................          525,835           474,424
    Manufactured home .....................           24,017            22,093
    Share loans ...........................          734,844           795,101
    Lines of credit .......................        1,321,178         1,003,407
    Other consumer loans ..................          970,638           721,446
                                                ------------      ------------
                                                   3,576,512         3,016,471

Less: Undisbursed portion of consumer loans         (585,478)         (446,524)
      Unearned discounts ..................           (8,169)             --
           Total consumer and other loans .        2,982,865         2,569,947

Less: Allowance for loan losses ...........         (300,260)         (296,452)

         Loans receivable, net ............     $ 13,645,908      $ 11,937,990
                                                ============      ============

                Activity in the allowance for loan losses for the years ended December 31 is summarized as follows:

                                                            1997       1996
                                                         --------   --------
        Balance, beginning of year                       $296,452   $317,406
          Provision for (recovery) from operations          3,000     (7,972)
          Charge offs less recoveries                         808    (12,982)
                                                         --------   --------

        Balance, end of year                             $300,260   $296,452
                                                         ========   ========

                The Company had loans with unpaid principal balances totaling $125,679 and $44,193 at December 31, 1997 and 1996, respectively, upon which interest was no longer being accrued due to their delinquent status. Had the accrual of interest not been discontinued on these loans, interest income would have been increased by approximately $6,756 and $2,818, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

 (5)    Troubled Debt Restructuring

                In accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended by FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, management has classified loans receivable at December 31, 1997 and 1996, in the amounts of $198,646 and $153,649, respectively, as troubled debt restructuring due to modification of terms. The interest income that would have been recognized if those loans had been current with their original terms was $18,595 and $15,287 for the years ended December 31, 1997 and 1996, respectively. Interest income totalling $13,712 and $13,933 was included in income for the years ended December 31, 1997 and 1996, respectively. The Company is not committed to lend additional funds to debtors whose loans have been restructured. No impaired loans existed at December 31, 1997 and 1996.

 (6)    Accrued Interest Receivable

                Accrued interest receivable at December 31 is summarized as follows:


                                                           1997       1996
                                                           ----       ----
        Mortgage-backed and related securities           $132,058   $120,473
        Loans receivable                                   97,305     85,984
                                                         --------   --------

                                                         $229,363   $206,457
                                                         ========   ========

 (7)    Allowance for Losses on Foreclosed Real Estate

                Activity in the allowance for losses for foreclosed real estate for the years ended December 31 is as follows:

                                                           1997           1996
                                                        --------        --------

        Balance, beginning of year ..............       $ 25,807        $ 25,807
          Provisions charged to operations ......           --              --
          Charge-offs less recoveries ...........        (25,807)           --
                                                        --------        --------
        Balance, end of year ....................       $   --          $ 25,807
                                                        ========        ========

                                       35

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

 (8)    Premises and Equipment

                Premises   and   equipment  at  December  31  consisted  of  the
following:

                                                       1997              1996
                                                    ---------         ---------
Land and buildings .........................        $ 342,138         $ 342,138

Furniture, fixtures and equipment ..........          294,004           277,668
                                                    ---------         ---------
                                                      636,142           619,806

Less:  Accumulated depreciation ............         (373,695)         (337,453)
                                                    ---------         ---------

                                                    $ 262,447         $ 282,353
                                                    =========         =========

                Depreciation for the years ended December 31, 1997 and 1996 was $36,267 and $36,332, respectively.

(9)     Deposits

                Deposits at December 31 are summarized as follows:


                             Weighted
                             Average
                             Rate at           1997                  1996
                             12/31/97     Amount    Percent     Amount    Percent
                             --------     ------    -------     ------    -------
        Demand and NOW
          accounts,
          including
          non-interest
          bearing deposits
          of $912,169 and
       $456,542               1,66%     4,685,827    16.35%  $ 3,678,782    14.28
        Money market          2.38%       722,090     2.52%      833,048     3.23
        Passbook savings      2.08%     2,584,113     9.02%    2,757,739    10.70
                              ----     ----------   ------   -----------   ------
                                        7,992,030    27.89%    7,269,569    28.21
                                       ----------   ------   -----------   ------

        Certificates
          of deposit:
             3.99% or less     -             -       0.00%         4,809     0.00
             4.00% to 5.99%   5.26%    16,919,400   59.05%    18,408,487    71.76
             6.00% to 7.99%   6.00%     3,627,464   12.66%          -        0.00
             8.00% to 9.99%   8.00%       117,648    0.40%        67,134     0.03
                              ----     ----------   ------   -----------   ------
                                       20,664,512   72.11%    18,480,430    71.79
                                       ----------   ------   -----------   ------
                                       28,656,542  100.00%   $25,749,999   100.00
                                      ===========  ======    ===========   ======

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately, $2,664,532 and $3,179,379 at December 31, 1997 and 1996, respectively.

                At December 31, 1997 scheduled maturities of certificates of deposit are as follows:

                                           Year Ending December 31,
                            -------------------------------------------------------
                                1998        1999        2000       2001      2002
                                ----        ----        ----       ----      ----

  4.00 to 5.99 percent      $15,424,339  $1,163,270   $177,139    $82,194   $72,458
  6.00 to 7.99 percent        2,417,613     917,077    292,774       -         -
  8.00 to 8.99 percent             -         32,642     85,006       -         -
                            -----------  ----------   --------    -------   -------

                            $17,841,952  $2,112,989   $554,919    $82,194   $72,458
                            ===========  ==========   ========    =======   =======

                Deposits for directors, officers and employees totaled $670,698 and $476,377 at December 31, 1997 and 1996, respectively.

                Interest expense on deposits for the years ended December 31 is summarized as follows:


                                                      1997                1996
                                                 ----------           ----------
Money market and NOW
  accounts ...........................           $   92,541           $   88,399
Passbook savings .....................               53,326               62,108
Certificates of
  deposits ...........................            1,064,744              991,825
                                                 ----------           ----------

                                                 $1,210,611           $1,142,332
                                                 ==========           ==========

                Income from early withdrawal penalties amounted to $4,005 and $6,524 for the years ended December 31, 1997 and 1996, respectively.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(10)    Advances from Federal Home Loan Bank

                Borrowed funds at December 31 consisted of the following:

                                                      1997                1996
                                                ---------------     -----------------
                                                Rate     Amount     Rate       Amount
                                                ----     ------     ----       ------
        Advances from Federal Home Loan Bank      -         -       5.61%    $1,200,000

                Pursuant to a blanket floating lien with the Federal Home Loan Bank, the advance at December 31, 1996 was secured by $1,559,387 in mortgage-backed securities. There were no advances from Federal Home Loan Bank outstanding at December 31, 1997.

(11)    Deferred Income

                Deferred income at December 31 consisted of the following:

                                                            1997           1996
                                                         -------         -------
Interest on loans collected in advance .........         $ 6,510         $ 4,976
Unrealized profit from the sale of
  repossessed property .........................          40,555          13,842
                                                         -------         -------

    Totals .....................................         $47,065         $18,818
                                                         =======         =======


(12)    Interest Income on Other Interest Earning Assets

                Details of interest income on other interest earning assets included in interest income for the years ended December 31 are provided below:

                                                             1997          1996
                                                          --------      --------

Interest on demand account in other institutions ...      $ 78,539      $ 84,976
Federal Home Loan Bank dividends ...................        15,221        15,095
                                                          --------      --------

    Totals .........................................      $ 93,760      $100,071
                                                          ========      ========

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(13)    Other Noninterest Expenses

                Details of other expenses included in noninterest expenses for the years ended December 31 are provided below:

                                                        1997               1996
                                                     --------           --------
Bank clearing charges ....................           $ 82,504           $ 87,335
Insurance ................................             22,505             20,431
Professional fees ........................             73,506             37,571
Telephone ................................             13,018             12,274
Advertising ..............................             23,418             15,620
Franchise and shares taxes ...............             32,479               --
Registrar fees ...........................              4,635               --
Supervisory examination ..................              3,471               --
ESOP expenses ............................              1,950               --
Property taxes ...........................              7,693              6,887
Dues and subscriptions ...................              5,947              5,000
Miscellaneous other
  expenses ...............................             18,731              2,788
                                                     --------           --------
  Total ..................................           $289,857           $187,906
                                                     ========           ========

(14)    Retirement Plans

        Profit Sharing Plan

                In 1988, the Company adopted a contributory profit sharing plan for all full time employees. Contributions are to be made annually based on participants' salaries. The contributions for the years ended December 31, 1997 and 1996 included in compensation and employee benefits expense were $ -0- and $31,711, respectively.

        Employee Stock Ownership Plan (ESOP)

                All employees meeting age and service requirements are eligible to participate in an ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based on compensation. Participants vest over five years.

                In 1996, the ESOP purchased 21,160 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying balance sheet. During 1997, 2,116 shares were allocated to participants. The fair value of such shares, $36,385, was charged to expense. The fair value of the remaining unallocated shares at December 31, 1997 totalled $370,300.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(15)    Officer's Deferred Compensation Contract

                The Company has a deferred compensation contract with one member of the Board of Directors. The agreement provides for payment of equal annual installments over ten years to be made to the director upon retirement or to his beneficiary in the event of death before retirement. The agreement is terminated should the director resign before the stated date of retirement.

                At   December   31,  1997  and  1996,   $38,665   and   $24,831,
        respectively, had been accrued as deferred compensation payable.


(16)    Income Taxes

                The Company utilizes FASB Statement 109 to account for income taxes.

                The components of income tax expense for the years ended December 31 are as follows:



                                                       1997               1996
                                                    --------            --------
Income taxes current:
  Federal ..............................            $134,956            $ 82,811

Deferred taxes due to
  timing differences ...................              12,753               5,287
                                                    --------            --------
    Total income tax
      expense ..........................            $147,709            $ 88,098
                                                    ========            ========

                The total provision for federal income taxes differs from that computed by applying statutory corporate tax rates as follows for the years ended December 31:

                                                           1997              1996
                                                           ----              ----
Computed at the
  expected statutory
  rate .....................................               34.0%             34.0%
Other ......................................                2.7                .5
                                                           ----              ----
                                                           36.7%             34.5%
                                                           ====              ====

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Temporary differences giving rise to the deferred tax amounts consist primarily of converting the financial statements from accrual to cash basis for tax purposes and by the excess of tax bad debts over book bad debts since 1987.

                Amounts for deferred tax liabilities at December 31 are as follows:

                                                         1997             1996
                                                      --------          --------
Deferred tax assets ........................          $ 26,467          $ 22,767
Deferred tax liabilities ...................           161,865           145,032
                                                      --------          --------

  Net deferred tax liabilities .............          $135,398          $122,265
                                                      ========          ========


                No valuation allowances were recorded against deferred tax assets as of December 31, 1997 and December 31, 1996.

                Under the  Internal  Revenue  Code,  the  Company  is allowed to deduct an experience method bad debt deduction based on actual charge-offs. This deduction is an addition to tax bad debt reserves established for the purpose of absorbing losses. The Act also provides that federal income tax bad debt reserves in excess of the base year reserves will be included in taxable income over a six year inclusion period. The Association has established a deferred tax liability of approximately $41,670 for this recapture. Postponement of the recapture is possible for a two-year period if an association meets a minimum level of mortgage lending for 1996 and 1997.

                Retained earnings of the Company at December 31, 1997 and 1996 includes approximately $368,500, for which provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(17)    Related Party Transactions

                In the ordinary course of business, the Company makes loans to its directors, officers, and employees. These loans are made on the same terms as loans to other customers. The activity of such loans outstanding for the years ended December 31 are as follows:

                                                     1997                1996
                                                  ---------           ---------
Balance, beginning of year .............          $ 214,721           $ 293,138
  Additions ............................             70,562              14,657
  Payments .............................            (35,854)            (93,074)
                                                  ---------           ---------

Balance, end of year ...................          $ 249,429           $ 214,721
                                                  =========           =========


(18)    Concentration of Credit

                The majority of the Company's loans and its standby letters of credit have been granted to customers in the Company's market area, which is primarily Allen Parish, Louisiana. The Parish is largely a rural area and relies heavily on the agricultural industry and government employment. The concentrations of credit by type of loan are set forth in the note on loans receivable as presented earlier in this report. The Company, as a matter of policy, does not extend credit to any borrower or group of related borrowers in excess of its legal lending limit of approximately $708,000.


(19)    Federal Deposit Insurance Premiums

                The deposits of the Company are presently insured by the Savings Association Insurance Fund (SAIF), which together with the Bank Insurance Fund (BIF), are the two insurance funds administered by the FDIC. In the third quarter of 1996, the FDIC lowered the premium schedule for BIF-insured institutions in anticipation of the BIF achieving its statutory reserve ratio. The reduced premium created a significant disparity in deposit insurance expense, causing a competitive advantage for BIF members. Legislation enacted on September 30, 1996 provided for a one-time special assessment of .657% of the Company's SAIF insured deposits at March 31, 1995. The purpose of the assessment was to bring the SAIF to its statutory reserve ratio. Based on the above formula, the Company's SAIF assessment of $170,020 was recorded in the 1996 consolidated financial statements. Although the special one-time assessment significantly increased noninterest expense for 1996 the SAIF premium declined significantly in 1997 to $17,160.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(20)    Regulatory Capital Requirements

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

                Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of December 31, 1997, that the Association meets all capital adequacy requirements to which it is subject.

                As of March 31, 1997, the most recent notification from the Office of Thrift Supervision (OTS), categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, tangible and core capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                          Tangible         Core         Risk-based
                                         ----------      ----------      ----------
   Regulatory capital ..............     $3,650,487      $3,650,487      $3,809,987
   Minimum capital requirement .....        489,145         978,291       1,131,680
                                         ----------      ----------      ----------
     Regulatory capital in excess of
       of minimum capital
       requirements ................     $3,161,342      $2,672,196      $2,678,307
                                         ==========      ==========      ==========

   Minimum capital requirement .....            1.5%            3.0%            8.0%
                                         ==========      ==========      ==========

   The Association's regulatory
    capital ........................           11.2%           11.2%           26.9%
                                         ==========      ==========      ==========

                                       43

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(21)    Financial Instruments with Off-Balance-Sheet Risk/Commitments

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

                                                          Ranges
                                                   -----------------------------
                                    Variable        Interest         Commitment
                                      Rate            Rates             Terms
                                      ----            -----             -----
December 31, 1997 .........        $194,550        8.5%-9.00%        10-182 days

December 31, 1996 .........        $326,800        8.5%-9.25%        182 days

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                                                             Ranges
                                                --------------------------------
                                  Fixed           Interest          Commitment
                                  Rate             Rates               Terms
                                  ----             -----               -----
December 31, 1997 ......        $314,525        8.00% -9.00%        120-182 days

December 31, 1996 ......        $ 89,750        8.00%-14.00%        159-182 days

                Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The Company had short-term standby letters of credit outstanding of $1,000 and $2,000 at December 31, 1997 and 1996, respectively.


(22)    Estimated Fair Value of Financial Instruments

                The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

                Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

                Securities to be held to maturity and securities available-for-sale - Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Short-term borrowings - Fair values of borrowed funds are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                Accrued interest - The carrying amounts of accrued interest approximate their fair values.

                Off-balance sheet items - The fair value of these items approximate their contractual amounts.

                The estimated fair values of the Company's financial instruments were as follows:

                                            December 31, 1997         December 31, 1996
                                        -------------------------  -----------------------
                                          Carrying       Fair        Carrying      Fair
                                           Value         Value        Value        Value
                                           -----         -----        -----        -----
        Financial assets:
          Cash and due from
            banks                       $  1,884,242  $ 1,884,242 $ 1,474,305   $1,474,305
          Securities to be held-
            to-maturity                   11,668,946   11,609,680  13,238,771   12,979,395
          Securities available-
            for-sale                       5,478,291    5,478,291   3,946,564    3,946,564
          Loans                           13,645,908   13,495,448  11,937,990   11,794,550
          Accrued interest
            receivable                       229,363      229,363     206,457      206,457
          Other receivables                   62,895       62,895      42,800       42,800
          Federal Home Loan Bank
            stock, at cost                   259,300      259,300     259,200      259,200


                                           December 31, 1997         December 31, 1996
                                        ---------------------     -----------------------
                                         Carrying       Fair        Carrying      Fair
                                          Value         Value        Value        Value
                                          -----         -----        -----        -----
        Financial liabilities:
          Deposit liabilities            28,656,542   27,732,897  25,749,999   25,790,309
          Borrowed funds                       -            -      1,200,000    1,200,000
          Advances by borrowers
            for taxes and insurance          23,212       23,212      31,854       31,854
          Current federal income
            taxes payable                    54,956       54,956       2,843        2,843
          Accrued expenses and
            other liabilities                27,620       27,620      44,624       44,624
          Off-balance sheet items
            Standby letters of
              credit                          1,000        1,000       2,000        2,000
            Commitments to extend
              credit                        509,075      509,075     416,550      416,550

                                       46

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(23) Capability of the Company's Data Processing Hardware to Accommodate the Year 2000

                Like many financial institutions, the Company relies upon computers for the daily conduct of its business and for data processing generally. There is concern among industry experts that on January 1, 2000, computers will be unable to "read" the new year and there may be widespread computer malfunctions. The Company generally relies on independent third parties to provide data processing services to the Company and has been advised by its data processing service center that the issue has been addressed. The Company recognized that a comprehensive and coordinated plan of action was needed to ensure complete readiness to perform Year 2000 processing. A Year 2000
        Committee has been formed to initiate and implement the Year 2000 project, policies, document readiness of the Company to accommodate Year 2000 processing and to track and test progress towards full compliance. The Company contracts with service bureaus to provide the majority of its data processing and is dependent upon purchased application software. In-house applications are linked to wordprocessing and spreadsheet functions. The Company is in the process of ensuring that external vendors and servicers are adequately addressing the system and software issues related to the Year 2000 by obtaining written system certifications that the systems are fully Year 2000 compliant or that the vendor has a plan to become fully compliant in the very near future. The Company will coordinate end-to-end tests with primary servicers, which allow the Company to simulate daily processing on sensitive century dates. In the evaluation, the Company will ensure that critical operations will continue if servicers or vendors are unable to achieve the Year 2000 requirements. Upon the completion of the system inventory and vendor certification, the committee will identify critical applications and develop detailed plans for hardware/system upgrades and system replacements where necessary. All upgrades are scheduled to be implemented to allow full compliance.

                        FIRST ALLEN PARISH BANCORP, INC.

                             Stockholder Information

ANNUAL MEETING:

        The Annual Meeting of Stockholders will be held at 2:00 p.m., Oakdale, Louisiana time on Thursday, April 30, 1998, at the main office of First Allen Parish Bancorp, Inc., 222 South 10th Street, Oakdale, Louisiana 71463.

STOCK LISTING:

        First Allen Parish Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. (NASDAQ) "Pink Sheets" under the symbol "FALN".

PRICE RANGE OF COMMON STOCK:

        The per share price range of the common stock for 1997 was as follows:

                                High      Low    Dividends
                                ----      ---    ---------

                               $20.00   $14.38    $79,353

        The stock price information set forth in the table above was provided by Trident Securities, Inc., 1275 Peachtree Street N. E., Suite 460, Atlanta,
Georgia 30309. The common stock traded infrequently and the share price information reflected stock trades known to management of the Company.

        At December 31, 1997, there were 264,506 shares of First Allen Parish Bancorp, Inc. common stock issued and outstanding (including unallocated ESOP shares) and there were 100 registered holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES:

        Charles L. Galligan, President/CEO
        First Allen Parish Bancorp, Inc.
        222 South 10th Street
        Oakdale, Louisiana  71463
        (318) 335-2031

TRANSFER AGENT:

        Registrar and Transfer Co.
        10 Commerce Drive
        Cranford, New Jersey  07016
        (800) 368-5948


ANNUAL AND OTHER REPORTS:

        A copy of the First Allen Parish Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission (SEC), may be obtained without charge by contacting Charles
L. Galligan, President and Chief Executive Officer, First Allen Parish Bancorp, Inc., 222 South 10th Street (Post Office Box 706), Oakdale, Louisiana 71463.

        The Company paid semiannual dividends of 15 cents per share in June and December of 1997.

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

        Jesse Boyd, Jr. Mr. Boyd is the owner and president of Boyd Buick-Cadillac-Chevrolet-Pontiac-Olds-GMC, Inc., a car dealership, and Boyd Oil Company, a bulk oil distributorship, located in Oakdale and Glenmora, Louisiana, respectively.

        James E. Riley. Mr. Riley owned and operated a pharmacy in Oberlin, Louisiana until his retirement in 1990.

        J. C. Smith. Mr. Smith's principal business is farming. He is also involved in J. C. Smith & Sons, Partnership, a farming operation, and J.
        C. Smith & Sons Auto and Home Service Center, a retail hardware store, both located in Oberlin, Louisiana.

        Leslie A. Smith. Mr. Smith is a retired principal from the Allen Parish School Board.

INDEPENDENT AUDITORS:

        Conrad Chapman, CPA
        Kolder, Champagne, Slaven & Rainey, LLC
        234 Rue Beauregard
        Lafayette, Louisiana  70508
        (318) 232-4141

SPECIAL COUNSEL:

        Robert I. Lipsher, Esq.
        Luse, Lehman, Gorman, Pomerenk & Schick
        5335 Wisconsin Avenue, N. W.
        Suite 400
        Washington, DC  20015
        (202) 274-2000