Form 10-K, Exhibit 13
period 1998-12-31
FIRST ALLEN PARISH BANCORP INC
filed 1999-03-31
CIK 1017309

1998

                                 Annual Report

                        First Allen Parish Bancorp, Inc.

                               TABLE OF CONTENTS
                                                                     Page

President's Message                                                   1

General Information                                                   3

Selected Consolidated Financial and Other Data of the Company         4

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                           6

Consolidated Financial Statements                                     16

Stockholder Information                                               48

Corporate Information                                                 49

March 30, 1999


Dear Stockholder,

We are pleased to provide you with the Annual Report on the Consolidated Financial statements of First Allen Parish Bancorp, Inc., (The Company), holding company of First Federal Savings & Loan Association of Allen Parish (First Federal), for the year ended December 31, 1998.

Consolidated assets of First Allen Parish Bancorp, Inc., increased $5.2 million, or 15.4 %, to $38.7 million at December 31, 1998, from $33.5 million at December 31, 1997.

Net loans receivable increased $1.2 million, or $9.2%, to $14.9 million at December 31, 1998, from $13.6 million at December 31, 1997, due to an increase in real estate loans, consumer loans and other loans.

Deposits increased $4.9 million, or 17.1%, to $33.6 million at December 31, 1998, from $28.7 million at December 31, 1997. There were no Federal Home Loan Bank (FHLB) advances outstanding at December 31, 1998 and 1997.

Total stockholders' equity increased $248,000 to $4.8 million at December 31, 1998, from $4.5 million at December 31, 1997. Earnings for the year provided a $222,000 increase, which was offset by dividends paid to stockholders at 30 cents per share, or $80,000. Allocation of ESOP shares and RRP shares increased equity by $45,000 and $51,000, respectively.

The Company has a strong capital base and exceeds all regulatory capital requirements. This strong capital base has enabled us to invest in the expansion of our market area and increase our market share. In November 1998, a newly constructed full-service branch was opened in Oberlin, Louisiana, the Parish Seat, staffed with a Manager and a Loan Assistant and two tellers, and offering a full range of banking services. We are very pleased with the positive response from the community. A Loan Production Office (LPO) was also opened in Kinder, Louisiana, staffed with a Loan Officer, and offering a full range of loan products and services. Community response has been very positive, with increasing demands for a full-service banking facility at this location. Expansion efforts have created additional expense items, but this should be offset by increased future income and growth.

Since its origination in 1962, First Federal Savings & Loan Association of Allen Parish has been, and intends to continue to be, a community-oriented financial institution, offering a full range of banking services aimed at meeting the financial needs of the families and communities it serves. Our customers appreciate the fact that we are the only hometown financial institution in Allen Parish, easily accessible and here for them. In the years ahead, the Company's Board of Directors, management and staff will remain committed to the continued growth of First Federal, offering a wide variety of banking services, meeting the financial needs of its customers and building a strong stockholder value.

Thank you for your investment in First Allen Parish Bancorp, Inc., and First Federal Savings & Loan Association of Allen Parish.

                                                        Sincerely,


                                                        /s/Charles L. Galligan
                                                        ----------------------
                                                        Charles L. Galligan
                                                        President & CEO

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

        The Association, which was originally chartered in 1962 as a federal chartered mutual savings and loan association, is headquartered in Oakdale, Louisiana. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Association serves communities located in Allen Parish and in the surrounding parishes in Louisiana through its main office located at 222 South 10th Street, Oakdale, Louisiana, a full service branch located at 110 North Fifth St., Oberlin, Louisiana and a loan production office located at 531 North Ninth St., Suite A, Kinder, Louisiana.

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

                                                        At
                                                    December 31,
                                                -------------------
                                                  1998       1997
                                                -------    --------
                                                   (In thousands)
Selected Financial Condition Data:
Total assets                                    $38,694     $33,519
Cash and cash equivalents                         6,319       1,884
Loans receivable, net
  Real estate                                    11,676      10,702
  Consumer and other                              3,220       2,944
Mortgage-backed and related securities           16,195      17,147
FHLB stock                                          263         259
Premises and equipment, at cost, net of
  accumulated depreciation                          705         262
Deposits                                         33,553      28,657
Total stockholders' equity                        4,784       4,535

                                                    Years Ended
                                                     December 31,
                                                -------------------
                                                  1998       1997
                                                -------    --------
                                               (In thousands, except
                                                 share information)
Selected Operating Data:
Interest income                                 $ 2,411    $  2,302
Interest expense                                  1,244       1,226
                                                -------    --------
  Net interest income                             1,167       1,076
  Provision for loan losses                          59           3
                                                -------    --------
  Net interest income after provision for
    loan losses                                   1,018       1,073
                                                -------    --------
Total non-interest income                           312         276
                                                -------    --------
Total non-interest expense                        1,092         947
                                                -------    --------
    Income before income taxes                      328         402
                                                -------    --------
Income tax expense                                  106         148
                                                -------    --------
    Net income                                  $   222    $    254
                                                ========   ========

    Net income per common share - basic         $   .90    $   1.04
                                                ========   ========
    Net income per common share - diluted       $   .90    $   1.04
                                                ========   ========

    Average common shares outstanding            247,401    244,669
                                                ========   ========

                                                                     At or For the Years
                                                                      Ended December 31,
                                                                     -------------------
                                                                      1998       1997
                                                                     -------    -------
Key Financial Ratios and Other Data:
Performance Ratios:
Return on average assets (net income divided
  by average total assets)                                              .65%       .80%

Return on average equity (net income divided
  by average equity)                                                   4.76%      5.75%

Net interest rate spread (difference between
  average yield on interest-earning assets
  and average cost of interest-bearing liabilities)                    3.11%      3.09%

Net interest margin (net interest income as a
  percentage of average interest-earning assets)                       3.56%      3.49%

Net interest income to non-interest expense                          106.82%    113.55%

Average interest-earning assets to average interest
  bearing liabilities                                                112.03%    109.99%

Net interest income after provision for
  loan losses, to total non-interest expense                         101.45%    113.23%

Non-interest expense to average assets                                 3.22%      2.97%

Asset Quality Ratios:
Non-performing loans to total loans                                     .70%       .92%

Non-performing assets to total assets                                   .30%       .37%

Allowance for loan losses to non-performing loans                    259.38%    238.91%

Allowance for loan losses to non-performing assets                   259.38%    238.91%

Capital Ratios (1):
Equity to assets at year end                                          12.36%     13.53%
Equity to average assets ratio
  (Average equity divided by average total
    assets)                                                           13.71%     13.89%
Other Data:
Number of full-service offices                                              2        1
Number of loan production offices                                           1        1

(1)  For  a  discussion  of  the  Company's   regulatory   capital  ratios,  see
     Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.

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

        The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage and consumer loans and investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and Federal Home Loan Bank (FHLB) advances. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-bearing assets as compared to interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other financial institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its non-interest income, including loan fees and service charges and other income. Non-interest expense consists principally of employee compensation and employee benefits, occupancy expenses, data processing, federal deposit insurance premiums, stationery and printing and other operating expenses. The Company's operating results are affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

        During 1998, the Company's board of directors, with approval from the Office of Thrift Supervision, authorized the construction of a full-service branch in Oberlin, Louisiana and a loan production office in Kinder, Louisiana. The Company invested approximately $405,000 in premises and equipment for these facilities. Management believes this investment will increase future earnings because of the competitive edge the new branch and loan production office allow in these market areas.

Financial Condition

        Total assets increased $5.2 million, or 15.4%, to $38.7 million at December 31, 1998 from $33.5 million at December 31, 1997. The increase was primarily funded by an increase in deposits of $4.9 million to $33.6 million at December 31, 1998 from $28.7 million at December 31, 1997. The proceeds from the increase in deposits were used to finance a $1.2 million increase in net loans receivable, a $4.4 million increase in cash and cash equivalents and $400,000 in construction of a full-service branch in Oberlin, Louisiana.

        Net loans receivable increased by $1.2 million, or 9.2%, to $14.9 million at December 31, 1998 from $13.6 million at December 31, 1997 due to an increase in real estate and consumer and other loans.

        Mortgage-backed and related securities and cash equivalents increased $3.5 million or 18.2% to $22.5 million at December 31, 1998 from $19.0 million at December 31, 1997. This increase was financed from the increase in deposits as mentioned above.

        Deposits increased $4.9 million or 17.1% to $33.6 million at December 31, 1998 from $28.7 million at December 31, 1997. There were no FHLB advances outstanding at December 31, 1998 and December 31, 1997.

        Total equity increased $248,000 to $4.8 million at December 31, 1998 from $4.5 million at December 31, 1997. Earnings for the year provided a $222,000 increase, which was offset by dividends paid to stockholders of $80,000. Allocation of ESOP shares and RRP shares increased equity by $45,000 and $51,000, respectively.

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

        The Association declared dividends in 1998 of $80,000 or 30 cents per share.

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

                                                                     Years Ended December 31,
                                                    -----------------------------------------------------------
                                                               1998                            1997
                                                    ---------------------------    ----------------------------
                                                                        Average                         Average
                                                    Average              Yield/    Average               Yield/
                                                    Balance  Interest     Cost     Balance    Interest    Cost
                                                    -------   ------     -----     -------     ------     ----
                                                                         (Dollars in thousands)
Interest-earning assets:
  Mortgage loans(1)                                 $11,014     $949      8.61%    $10,037     $  911     9.08%
  Consumer and other loans                            3,204      329     10.27       2,731        255     9.36
  Mortgage-backed securities                         16,337    1,047      6.41      15,975      1,042     6.48
  FHLB stock                                            258       16      5.94         256         15     5.95
  Other interest-bearing deposits                     1,956       70      3.62       1,828         79     4.66
                                                    -------   ------     -----     -------     ------     ----
      Total interest-earning assets                  32,769    2,411      7.36      30,827      2,302     7.47

Non-interest earning assets                           1,208     -         0.00       1,051       -        0.00
                                                    -------   ------     -----     -------     ------     ----
      Total average assets                          $33,977   $2,411      7.10%    $31,878     $2,302     7.22%
                                                    =======   ======     =====     =======     ======    =====

Interest-bearing liabilities:
  Passbook accounts                                 $ 2,450   $   50      2.05%    $ 2,641     $   53     2.01%
  NOW and money market accounts                       6,117      102      1.67       6,643         90     1.36
  Certificates                                       20,563    1,087      5.29      18,460      1,068     5.79
  FHLB advances                                         119        5      4.13         282         16     5.64
                                                    -------   ------     -----     -------     ------     ----
      Total interest-bearing liabilities             29,249    1,244      4.25      28,026      1,227     4.38

Non-interest bearing liabilities                        616     -         0.00         699       -        0.00
                                                    -------   ------     -----     -------     ------     ----
      Total average liabilities                     $29,865   $1,244      4.17%    $28,725     $1,227     4.27%
                                                    =======   ======     =====     =======     ======    =====
Net interest income                                           $1,167                           $1,075
Net interest rate spread(2)                                   ======      3.11%                ======     3.09%
                                                                                                          =====
Net interest margin(3)                                                    3.56%                           3.49%
Average interest-earning assets to average interest-bearing                                               =====
  liabilities                                                    112.03%                        109.99%
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

                                                                                 Years Ended December 31,
                                                                                      1998 vs. 1997
                                                                              ------------------------------
                                                                               Increase/(Decrease)
                                                                                    Due to              Total
                                                                              -----------------       Increase
                                                                              Volume      Rate       (Decrease)
                                                                              ------     ------        ------

                                                                                     (Dollars in thousands)
Interest-earning assets:
  Mortgage loans                                                              $   80     $  (42)       $   38
  Consumer and other loans                                                        47         27            74
  Mortgage-backed securities                                                      11         (5)            6
  FHLB stock                                                                    -          -             -
  Other                                                                            4        (11)           (7)
                                                                              ------     ------        ------
    Total interest-earning assets                                             $  142     $  (31)       $  111
                                                                              ------     ------        ------
Interest-bearing liabilities:
  Passbook accounts                                                           $   (4)    $    1        $   (3)
  NOW and money market accounts                                                   (6)        63            57
  Certificate accounts                                                            77        (59)           18
  Federal Home Loan Bank advances                                                 (8)        (4)          (12)
                                                                              ------     ------        ------

    Total interest-bearing liabilities                                            59          1            60
                                                                              ------     ------        ------

Net change in interest income                                                 $   83     $  (32)       $   51
                                                                              ======     ======        ======

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

          General. Net income for the year ended December 31, 1998 decreased by $32,000 or 12.7% to $222,000 or $.90 per share from $254,000 or $1.04 per share for the year ended December 31, 1997. The decrease was due to the combined effects of a $35,000 increase in net interest income after provision for loan losses, a $42,000 increase in service charges on deposits, a $5,000 increase in loan origination and servicing fees, a $17,000 decrease in other expenses, a $42,000 decrease in income taxes and a $3,000 decrease in net other real estate expenses offset by a $2,000 decrease in insurance commissions earned, a $6,000 decrease in gain on foreclosed real estate, a $7,000 decrease in other operating revenues, a $100,000 increase in compensation and employee benefits, a $16,000 increase in occupancy and equipment expenses, a $20,000 increase in stationery and printing and a $26,000 increase in data processing.

          Interest Income. For the year ended December 31, 1998, net interest income increased by $91,000 to $1.17 million from $1.08 million for the year ended December 31, 1997. This reflects an increase of $109,000 in interest income to $2.4 million from $2.3 million and an increase of $18,000 in interest expense to $1.24 million from $1.23 million. The small increase in interest income was due primarily to an increase in total interest-earning assets offset by decreased rates earned. The small increase in interest expense was also due primarily to an increase in total interest-bearing liabilities.

          Interest income on loans increased $111,000 or 9.4% to $1.3 million for the year ended December 31, 1998 from $1.2 million for the year ended December 31, 1997. Interest income on mortgage-backed and related securities increased slightly by $6,000 for the year ended December 31, 1998 from the year ended December 31, 1997.

          Interest Expense. Interest expense for the year ended December 31, 1998 increased $18,000 to $1.24 million from $1.22 million for the year ended December 31, 1997. Average balances in certificates of deposit increased $2.1 million to $20.6 million at December 31, 1998 from $18.5 million at December 31, 1997; however, the decline in rates paid resulted in a slightly lower cost of funds. Average non-certificate balances decreased $717,000 to $8.6 million from $9.3 million from 1997 to 1998. Interest expense on FHLB advances decreased to $5,000 for the year ended December 31, 1998 from $16,000 for the prior year.

          Provision for Loan Losses. The Association maintains an allowance for loan losses based upon management's periodic evaluation of known and inherent risks in the loan, the Association's past loss experience, adverse conditions that may affect the borrower's ability to repay loans, estimated value of the underlying collateral and current and expected market conditions. The allowance for loan losses was $304,057 at December 31, 1998 and $300,260 at December 31, 1997. The provision for loan losses is the method by which the allowance for losses is adjusted during the period. The Association's provision for loan losses for the year ended December 31, 1998 was $58,664, and $3,000 for the year ended December 31, 1997. Management's focus on asset quality has resulted in an allowance for loan losses to non-performing assets of 259.3%. The ratio of nonperforming loans to total loans remains low at .70% at December 31, 1998.

Management believes its allowance for loan losses is at a level that is considered to be adequate to provide for estimated losses; however; there can be no assurance that further additions will not be made to the loss allowance and that such losses will not exceed the estimated amount.

          Non-interest   Income.   For  the  year  ended   December   31,  1998,
non-interest income was $312,000 compared to $277,000 for the year ended December 31, 1997. The increase of $35,000 was due to increases of $42,000 in service charges on deposits, $5,000 in loan origination and servicing fees, $3,000 decrease in net other real estate expenses offset by decreases of $6,000 in gain in foreclosed real estate, $7,000 in other operating revenues and $2,000 in insurance commissions earned.

                 Non-interest Expense. Non-interest expense increased $145,000 or 15.3% to $1.1 million for the year ended December 31, 1998 from $947,000 for the year ended December 31, 1997. This increase was the result of a $100,000 increase in compensation and employee benefits primarily from additional salaries associated with the new branch, loan production office and stock benefit plans, a $16,000 increase in occupancy and equipment expenses, a $20,000 increase in stationery and printing and a $26,000 increase in data processing offset by a $17,000 decrease in other expenses. The increases in occupancy and equipment and stationery and printing were directly related to increased costs associated with the new branch and loan production office. Data processing expenses increased primarily because of efforts to upgrade computers and software to "year 2000" compliance (see Note 24 in the consolidated financial statements). Other expenses decreased primarily due to a reduction in professional fees.

          Income Taxes. Income taxes decreased $42,000 or 28.6% to $106,000 for the year ended December 31, 1998 from $148,000 for the year ended December 31, 1997. The decrease in income taxes was the result of the relatively smaller increases in net interest income after provision for loan losses and non-interest income offset by the increase in non-interest expenses.

Interest Rate Sensitivity

          Net Portfolio Value. In order to encourage associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Company, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Company's NPV at December 31, 1998 as calculated by the OTS, based on information provided to the OTS by the Company.

          Change in                            December 31, 1998
       Interest Rates                         Net Portfolio Value
      In Basis Points                  ------------------------------
       (Rate Shock)                    Amount                  Change
       ------------                    ------                  ------
                                           (Dollars in thousands)
            400                         3,867                 (11)%
            300                         4,114                  (6)
            200                         4,265                  (2)
            100                         4,331                  (1)
          Static                        4,355                  -
           (100)                        4,422                   2
           (200)                        4,615                   6
           (300)                        5,040                  16
           (400)                        5,472                  26

          As shown in the above table, increase in interest rates will result in net decreases in the Company's NPV, while decrease in interest rates will result in smaller net increases in the NPV. For example, the table reflects the Company's NPV decreasing 6% if interest rates increased by 300bp, whereas the NPV would increase by 16% if interest rates decreased by 300bp.

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

          Federal regulations require the Association to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4 percent of net withdrawable savings deposits and borrowings payable on demand in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U. S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Association's most liquid assets are cash and cash equivalents, short-term investments and mortgage-backed and related securities. The levels of these assets are dependent on the Association's operating, financing, lending and investing activities during any given period. At December 31, 1998 and 1997, liquidity eligible assets totaled $6.5 million and $2.1 million, respectively. At those dates, the Association's liquidity ratios were 11.8% and 8.2%, respectively, in excess of the 5% minimum regulatory requirement.

          The Company uses its liquid resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. At December 31, 1998, the Association had outstanding commitments to extend credit which amounted to $1.1 million. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

          At  December  31,  1998,   the   Association   had  $17.2  million  in
certificates of deposit due within one year and $12.4 million in savings and checking accounts. Based on past experience, management expects that most of the deposits will be retained or replaced by new deposits.

          The primary investment activities of the Company are the origination of one- to four- family residential, commercial real estate, one- to four-family construction, land and consumer loans, and the purchase of investment and mortgage-backed securities. During the years ended December 31, 1998 and 1997, the Company originated loans totaling $8.5 million and $7.1 million, respectively. During those same periods, the Company purchased mortgage-backed securities totaling $2.4 million and $2.9 million, respectively. These activities were funded primarily by deposits and principal repayments on loans and mortgage-backed securities.

          In connection with its conversion on September 27, 1996 from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association, the Association's capital structure increased substantially with the issuance of stock and the formation of its holding company, First Allen Parish Bancorp, Inc.

          The Company issued 264,506 shares of common stock that resulted in $2,645 of common stock and $2,298,842 of additional paid-in capital net of conversion costs of $345,577. Capital ratios (see Note 21 in the consolidated financial statements) at December 31, 1998 were significantly higher than regulatory minimum requirements. The Association had tangible capital of $3.7 million or 9.88% of total assets, which is approximately $3.2 million above the minimum requirement of 1.5% of total assets. The Association had core capital of $3.7 million or 9.88% of total assets, which is $2.6 million above the minimum leverage ratio of 3.0%. The Association had total risk-based capital of $3.9 million and total risk-weighted assets of $15.8 million, or total capital of 24.81% of risk-weighted assets. This was $2.7 million above the 8.0% requirement.

Capability of the Company's Data  Processing  Hardware to  Accommodate  the Year
2000

          The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year "2000") approaches. The "year 2000" problem is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value of zero. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

          The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the "year 2000" compliance. It is anticipated that all reprogramming efforts will be complete March 31, 1999, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the "year 2000". Management has assessed the "year 2000" compliance expense and related potential effect on the Company's earnings, and the board has approved $75,000 to be dedicated to this project which is to be expended during years ended December 31, 1998 and 1999.

Recent Accounting Developments

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

          SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and is effective for fiscal years beginning after December 31, 1997. It requires that all items that are required to be recognized under accounting standards as
                                       14
components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format of that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. An enterprise is required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

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

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
First Allen Parish Bancorp, Inc. and Subsidiary
Oakdale, Louisiana


          We have audited the accompanying consolidated statements of financial condition of First Allen Parish Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Allen Parish Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                      /s/Kolder, Champagne, Slaven & Rainey, LLC
                                      ------------------------------------------
                                         Kolder, Champagne, Slaven & Rainey, LLC
                                         Certified Public Accountants


Lafayette, Louisiana
January 28, 1999

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition
                           December 31, 1998 and 1997

                                                                                           1998         1997
                                                                                       -----------   -----------
                                     ASSETS
Cash and cash equivalents:
  Interest-bearing                                                                     $ 5,506,432   $ 1,297,774
  Non-interest bearing                                                                     812,796       586,468
Mortgage-backed and related securities - held-to-maturity (estimated
  market value of $9,770,282 and $11,609,680)                                            9,743,993    11,668,946
Mortgage-backed and related securities - available-for-sale,
  estimated market value                                                                 6,451,230     5,478,291
Loans receivable, net                                                                   14,896,198    13,645,908
Accrued interest receivable                                                                235,545       229,363
Other receivables                                                                           43,925        62,895
Federal Home Loan Bank stock, at cost                                                      263,000       259,300
Premises and equipment, at cost, less accumulated depreciation                             705,495       262,447
Other assets                                                                                35,016        27,795
                                                                                       -----------   -----------

    Total assets                                                                       $38,693,630   $33,519,187
                                                                                       ===========   ===========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES

Deposits                                                                               $33,553,066   $28,656,542
Advances by borrowers for taxes and insurance                                               20,402        23,212
Federal income taxes:
  Current                                                                                   24,263        54,956
  Deferred                                                                                  84,623       135,398
Dividends payable                                                                           40,311        39,676
Accrued expenses and other liabilities                                                     141,542        27,620
Deferred income                                                                             46,279        47,065
                                                                                       -----------   -----------
    Total liabilities                                                                   33,910,486    28,984,469
                                                                                       ===========   ===========
STOCKHOLDERS' EQUITY

Serial preferred stock (.01 par value,
  100,000 shares authorized, none issued or outstanding)                                      -             -
Common stock (.01 par value, 900,000 shares
  authorized, 266,622 and 264,506 shares issued and outstanding)                             2,666         2,645
Additional paid-in capital                                                               2,388,502     2,314,066
Retained earnings, substantially restricted                                              2,547,519     2,405,441
Accumulated other comprehensive income                                                       8,447        (2,284)
Unearned employee benefits - ESOP                                                         (163,990)     (185,150)
                                                                                       -----------   -----------

    Total stockholders' equity                                                           4,783,144     4,534,718
                                                                                       -----------   -----------

    Total liabilities and stockholders' equity                                         $38,693,630   $33,519,187
                                                                                       ===========   ===========

The accompanying notes are an integral part of this statement.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                        Consolidated Statements of Income
                     Years Ended December 31, 1998 and 1997

                                                               1998               1997
                                                            ----------         ----------
Interest income:
  Loans receivable:
    First mortgage loans                                    $  948,509         $  911,296
    Consumer and other loans                                   329,065            255,480
  Mortgage-backed and related securities                     1,047,424          1,041,868
  Other interest earning assets                                 86,107             93,760
                                                            ----------         ----------
      Total interest income                                  2,411,105          2,302,404
                                                            ----------         ----------
Interest expense:
  Deposits                                                   1,239,238          1,210,611
  Borrowed funds                                                 4,895             15,926
                                                            ----------         ----------
     Total interest expense                                 1,244,133          1,226,537
                                                            ----------         ----------

Net interest income                                          1,166,972          1,075,867
Provision for loan losses                                       58,664              3,000
                                                            ----------         ----------
Net interest income after provision for
   loan losses                                               1,108,308          1,072,867
                                                            ----------         ----------
Non-interest income:
  Service charges on deposits                                  235,428            193,605
  Insurance commissions earned                                   8,916             10,934
  Loan origination and servicing fees                           49,020             44,433
  Net other real estate expenses                                   119             (3,227)
  Gain on foreclosed real estate                                   314              6,417
  Other operating revenues                                      17,979             24,657
                                                            ----------         ----------
      Total non-interest income                                311,776            276,819
                                                            ----------         ----------

                                                               1998               1997
                                                            ----------         ----------
Non-interest expense:
  Compensation and employee benefits                           562,529            462,626
  Occupancy and equipment expenses                              82,925             66,935
  SAIF deposit insurance premiums                               17,326             17,160
  Stationery and printing                                       71,630             51,966
  Data processing                                               84,848             58,933
  Other expenses                                               273,257            289,857
                                                            ----------         ----------
      Total non-interest expenses                            1,092,515            947,477
                                                            ----------         ----------

      Income before income taxes                               327,569            402,209

Income tax expense                                             105,503            147,709
                                                            ----------         ----------

      Net income                                            $  222,066         $  254,500
                                                            ==========         ==========

Net income per common share - basic                         $      .90         $     1.04
                                                            ==========         ==========

Net income per common share - diluted                       $      .90         $     1.04
                                                            ==========         ==========
Average common shares outstanding                              247,401            244,669


The accompanying notes are an integral part of this statement.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity
                     Years Ended December 31, 1998 and 1997

                                                                                       Accumulated
                                                            Additional                    Other       Unearned       Total
                                                   Common    Paid-in      Retained    Comprehensive   Employee    Stockholders'
                                                   Stock     Capital      Earnings       Income       Benefits       Equity
                                                  ------    ----------    ----------     -------       ---------   ----------
Balance, December 31, 1996                        $2,645   $2,298,84     $2,230,294      $(6,004)     $(206,310)   $4,319,467
                                                  ------    ----------    ----------     -------       ---------   ----------
Comprehensive income:

  Net income                                           -           -        254,500            -              -             -

  Change in unrealized gain (loss)
    on securities available-for-sale, net
    of deferred taxes                                  -           -              -        3,720              -             -

    Comprehensive income                               -           -              -            -              -       258,220

Dividends                                              -           -        (79,353)           -              -       (79,353)

Allocation of ESOP shares                              -      15,224              -            -         21,160        36,384
                                                  ------    ----------    ----------     -------       ---------   ----------
Balance, December 31, 1997                          2,64   2,314,066      2,405,441       (2,284)      (185,150)    4,534,718

Comprehensive income:

  Net income                                           -           -        222,066            -              -             -

  Change in unrealized gain (loss) on
    securities available-for-sale,
    net of deferred taxes                              -           -              -       10,731              -             -

    Comprehensive income                               -           -              -            -              -       232,797

Dividends                                              -           -        (79,988)           -              -       (79,988)

Allocation of ESOP shares                              -      23,673              -            -        21,160         44,833

Allocation of recognition and
  retention plan shares                               21      50,763              -            -              -        50,784
                                                  ------    ----------    ----------     -------       ---------    ----------
Balance, December 31, 1998                        $2,666    $2,388,502    $2,547,519     $ 8,447       $(163,990)   $4,783,144
                                                  ======    ==========    ==========     =======       =========    ==========

The accompanying notes are an integral part of this statement.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows
                     Years Ended December 31, 1998 and 1997

                                                                                           1998           1997
                                                                                      -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                          $   222,066     $   254,500
                                                                                      -----------     -----------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation of premises and equipment                                               46,603          36,267
      Provision for loan losses                                                            58,664           3,000
      Gain on sale of foreclosed real estate                                                 (314)         (6,417)
      Gain on sale of mortgage-backed and related securities-
        available-for-sale                                                                   -             (2,826)
      Premium amortization net of discount accretion                                       (4,173)         (8,888)
      Deferred income taxes                                                               (48,761)         13,133
      Stock dividend on FHLB stock                                                        (15,100)        (15,000)
      Compensation RRP                                                                     50,784            -
      Compensation ESOP                                                                    23,673          15,224
      Changes in assets and liabilities -
        Increase in accrued interest receivable                                            (9,526)        (22,906)
        Increase in prepaid assets                                                         (8,969)         (1,137)
        Increase (decrease) in accrued expenses and other
          liabilities                                                                      22,726         (17,004)
        Increase (decrease) in current income taxes payable                               (30,693)         52,113
        Increase (decrease) in deferred income                                               (786)         28,247
        (Increase) decrease in other receivables                                           18,970         (20,095)
                                                                                      -----------     -----------
            Total adjustments                                                             103,098          53,711
                                                                                      -----------     -----------

            Net cash provided by operating activities                                     325,164         308,211
                                                                                      -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Principal repayment of mortgage-backed and related
    securities - held-to-maturity                                                       1,917,679       1,876,561
  Principal repayments of mortgage-backed and related
    securities - available-for-sale                                                     1,487,739         593,367
  Purchase of mortgage-backed and related
    securities - held-to-maturity                                                            -           (328,438)
  Purchase of mortgage-backed and related
    securities - available-for-sale                                                    (2,444,007)     (2,542,913)
  Sale of mortgage-backed and related securities - available -
    for-sale                                                                                 -            382,328
  Net increase in loans made to customers                                              (1,268,094)     (1,710,918)
  Proceeds from sale of foreclosed real estate                                               -            147,500
  Purchase of property and equipment                                                     (397,856)        (16,336)
                                                                                      -----------     -----------

            Net cash used by investing activities                                        (704,539)     (1,598,849)
                                                                                      -----------     -----------

(continued)

                                                                                           1998           1997
                                                                                      -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand deposits,
    NOW accounts, passbook savings accounts, and
    certificates of deposits                                                            4,896,524       2,948,893
  Decrease in advances from FHLB                                                             -         (1,200,000)
  Net decrease in advances by borrowers
    for taxes and insurance                                                                (2,810)         (8,642)
  Dividends paid to shareholders                                                          (79,353)        (39,676)

            Net cash provided by financing
              activities                                                                4,814,361       1,700,575
                                                                                      -----------     -----------

            Net increase in cash and cash equivalents                                   4,434,986         409,937

CASH AND CASH EQUIVALENTS, beginning of period                                          1,884,242       1,474,305
                                                                                      -----------     -----------

CASH AND CASH EQUIVALENTS, end of period                                              $ 6,319,228     $ 1,884,242
                                                                                      ===========     ===========

(continued)

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                     Years Ended December 31, 1998 and 1997

                                                                                          1998            1997
                                                                                      -----------     -----------
Supplemental Disclosures
Cash paid for:
  Interest on deposits, advances, and other borrowings                                 $1,216,785      $1,226,767
  Income taxes                                                                            176,177         134,956

Transfers from loans to real estate acquired through
  foreclosure                                                                                -             27,919

Proceeds from sales of foreclosed real estate financed
  through loans                                                                              -            147,500

Total (increase) decrease in unrealized loss on
  mortgage-backed and related securities available-for-
  sale, net of deferred taxes                                                              10,731           3,720

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

        B.      Use of Estimates

                        The  preparation  of financial  statements in conformity
                with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

                        Material estimates that are particularly  susceptible to
                significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

                        While management uses available information to recognize
                losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the future.

        C.      Cash and Cash Equivalents

                        Cash  and   cash   equivalents   consist   of  cash  and
                interest-bearing deposits due from other institutions. For purposes of the statements of cash flows, the Company considers all of these highly liquid financial instruments with original maturities, when purchased of three months or less to be cash equivalents.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                        Cash and cash  equivalents  at  December  31 include the
                following:

                                                                  1998         1997
                                                              ----------    ----------
                Interest-bearing deposits
                  in other institutions                       $5,506,432    $1,297,774
                Non-interest bearing deposits                    812,796       586,468
                                                              ----------    ----------

                    Total                                     $6,319,228    $1,884,242
                                                              ==========    ==========

        D.      Mortgage-Backed and Related Securities

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

                        At December  31,  1998,  the Company had no  outstanding
                commitments to sell securities. Gains of $ -0- and $2,826 were realized in 1998 and 1997, respectively on the sale of mortgage-backed and related securities held available-for-sale by using the specific identification method. All sales are made without recourse. Gross unrealized losses in the held-to-maturity portfolio and in the available-for-sale portfolio are as follows:

                                                       December 31,
                                                 -----------------------
                                                   1998          1997
                                                   Gross        Gross
                                                 Unrealized   Unrealized
                                                    Gain         Loss
                                                 ----------   ----------
                Held-to-maturity
                  securities                      $26,289        $59,266
                Available-for-sale
                  securities                       12,997          3,460

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        E.      Loans Receivable

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

                        The allowance for loan losses is  established  through a
                provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity, including those loans which are being specifically monitored by management. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the loan classifications discussed above, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, the amount of loans outstanding and other factors that warrant recognition in providing for an adequate loan loss allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The Company applies FASB Statement No. 114 Accounting by Creditors for Impairment of a Loan, which requires that impaired loans that are within the scope of this statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or the fair value of the collateral if the loan is collateral dependent. The Company uses the loan-by-loan measurement method for all loans, however, residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogenous loans and are collectively evaluated for impairment and are not subject to SFAS No. 114 measurement criteria. A loan is considered impaired when it is probable that all contractual amounts due will not be collected in accordance with the terms of the loan. A loan is not deemed

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY
                to be impaired if a delay in receipt of payment is expected to be less than 60 days or if, during a longer period of delay, the Company expects to collect all amounts due, including interest accrued at the contractual rate during the period of the delay. Factors considered by management include the property location, economic conditions and any unique circumstances affecting the loan. Due to the composition of the Company's loan portfolio, the fair value of collateral is utilized to measure virtually all of the Company's impaired loans. If the fair value of an impaired loan is less than the related recorded amount, a valuation allowance is established or the writedown is charged against the allowance for loan losses if the impairment is considered to be permanent.

                        FASB  Statement  No. 118,  Accounting  by Creditors  for
                Impairment of a Loan-Income Recognition and Disclosures, amended SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The Company has elected to continue to use its existing nonaccrual methods for recognizing interest on impaired loans.

        F.      Loan Origination Fees, Commitment Fees and Related Costs

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

        G.      Foreclosed Real Estate

                        Real estate properties  acquired through,  or in lieu of
                loan foreclosures are initially recorded at the lower of cost or fair value minus estimated costs to sell at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                        Valuations are periodically performed by management, and
                an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

        H.      Federal Home Loan Bank Stock

                        Federal  Home Loan Bank (FHLB)  stock is carried at cost
                due to its lack of marketability and restricted ownership. FHLB stock can be sold back only at its par value and only to FHLB or other member institutions. FHLB stock is evaluated annually for impairment.

        I.      Income Taxes

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

        J.      Premises and Equipment

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        K.      Deferred Income

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

        L.      New Accounting Pronouncements

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

 (2)    Federal Home Loan Bank Stock

                The carrying values of the FHLB stock at December 31, 1998 and 1997 are $263,000 and $259,300, respectively. FHLB stock was not considered impaired at December 31, 1998 or 1997 and was carried at cost.

 (3)    Mortgage-Backed and Related Securities

                The   carrying   values   and   estimated   market   values   of
        mortgage-backed and related securities at December 31 are summarized as follows:

                                         Held-to-Maturity Securities December 31, 1998
                                ------------------------------------------------------------
                                               Net
                                           Unamortized
                                             Premium                  Gross       Estimated
                                 Principal  (Unearned    Carrying   Unrealized     Market
                                  Balance   Discounts)    Value     Gain (Loss)     Value
                                ----------  ---------   ----------  -----------   ----------
    GNMA
      certificates              $  240,926  $    141    $  241,067    $ 2,331     $  243,398
    FHLMC
      certificates               3,303,815   (17,417)    3,286,398      3,744      3,290,142
    FNMA
      certificates               5,954,919    34,537     5,989,456      9,370      5,998,826
    Collateralized
      mortgage
      obligations                   35,710     2,801        38,511     (2,737)        35,774
    Municipal bond                 200,000   (11,439)      188,561     13,581        202,142
                                ----------  --------    ----------    -------     ----------
                                $9,735,370  $  8,623    $9,743,993    $26,289     $9,770,282
                                ==========  ========    ==========    =======     ==========

(continued)

                                       Available-for-Sale Securities December 31, 1998
                                ------------------------------------------------------------
                                               Net
                                           Unamortized
                                             Premium                  Gross       Estimated
                                 Principal  (Unearned    Carrying   Unrealized     Market
                                  Balance   Discounts)    Value     Gain (Loss)     Value
                                ----------  ---------   ----------  -----------   ----------
    GNMA
        certificates             $  379,394  $  8,495   $  387,889    $(4,695)   $  383,194
    FHLMC
        certificates              2,241,232   (13,588)   2,227,644      3,663     2,231,307
    FNMA
        certificates              3,275,008    (4,015)   3,270,993     15,878     3,286,871
    SBA
        certificates                546,442     5,465      551,907     (2,049)      549,858
                                 ----------   -------   ----------    -------    ----------
                                 $6,442,076   $(3,643)  $6,438,433    $12,797    $6,451,230
                                 ==========   =======   ==========    =======    ==========

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY


                                       Held-to-Maturity Securities December 31, 1997
                                ------------------------------------------------------------
                                                Net
                                            Unamortized
                                              Premium      Gross      Estimated
                                 Principal   (Unearned    Carrying   Unrealized     Market
                                  Balance    Discounts)    Value     Gain (Loss)    Value
                                -----------  --------   -----------    --------  -----------

    GNMA
        certificates            $   301,615   $   136   $   301,751    $  5,395   $  307,146
    FHLMC
        certificates              3,939,519   (18,365)    3,921,154     (11,991)   3,909,163
    FNMA
        certificates              7,161,015    43,141     7,204,156     (58,208)   7,145,948
    Collateralized
        mortgage
        obligations                  50,899     3,992        54,981      (2,948)      51,943
    Municipal bond                  200,000   (13,006)      186,994       8,486      195,480
                                -----------  --------   -----------    --------  -----------

                                $11,653,048  $ 15,898   $11,668,946    $(59,266) $11,609,680
                                ===========  ========   ===========    ========  ===========

                                      Available-for-Sale Securities December 31, 1997
                                -----------------------------------------------------------
                                               Net
                                           Unamortized
                                             Premium                  Gross      Estimated
                                Principal   (Unearned    Carrying   Unrealized     Market
                                 Balance    Discounts)    Value     Gain (Loss)     Value
                                ----------   --------   ----------    -------    ----------
    GNMA
        certificates            $  459,059   $ 10,243   $  469,302    $(3,119)   $  466,183
    FHLMC
        certificates             1,819,144    (18,176)   1,800,968      4,071     1,805,039
    FNMA
        certificates             2,392,250     (4,276)   2,387,974     (1,371)    2,386,603
    SBA
     certificates                  815,353      8,154      823,507     (3,041)      820,466
                                ----------   --------   ----------    -------    ----------

                                $5,485,806   $ (4,055)  $5,481,751    $(3,460)   $5,478,291
                                ==========   ========   ==========    ========   ==========

                During    1998,    there    were   no   sales   of    securities
        available-for-sale. During 1997, the Association sold securities available-for-sale for total proceeds of $382,328 resulting in gross realized gains of $2,826, determined by specific identification.

                Investment securities with a carrying amount of approximately $6,749,000 and $802,000 were pledged to secure deposits as required or permitted by law at December 31, 1998 and 1997, respectively.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                The following is a summary of maturities of mortgage-backed  and
        related  securities   held-to-maturity  and   available-for-sale  as  of
        December 31, 1998:

                                     Held-to-Maturity          Available-for-Sale
                                  -------------------------------------------------
                                 Amortized     Estimated    Amortized    Estimated
                                     Cost      Market Value    Cost     Market Value
                                  ----------    ----------  ----------   ----------

        Amounts maturing:

          After one year
            through five
            years                 $  106,200    $  106,109  $    6,416   $    6,281
          After five years
            through ten years         80,700        81,814        -            -
          After ten years          9,557,093     9,582,359   6,432,017    6,444,949
                                  ----------    ----------  ----------   ----------
                                  $9,743,993    $9,770,282  $6,438,433   $6,451,230
                                  ==========   ===========  ==========   ==========

 (4)    Loans Receivable

                Major classification of loans at December 31 are as follows:

                                                                  1998         1997
                                                              -----------   -----------
        First mortgage loans (principally conventional):
          Principal balances -
            Secured by one-to-four family residences          $ 8,884,378   $ 8,376,124
            Land loans                                            483,376       612,187
            Commercial loans                                    2,083,735     1,467,219
            Construction loans                                    394,001       352,800
            Other real estate loans                               255,757       279,585
                                                              -----------   -----------
                                                               12,101,247    11,087,915
        Less: Undisbursed portion of first mortgage
             loans                                               (163,694)     (124,612)
                                                              -----------   -----------
               Total first mortgage loans                      11,937,553    10,963,303

     Consumer and other loans:
          Principal balances -
            Automobile                                           701 ,718       525,835
            Manufactured home                                      39,733        24,017
            Share loans                                           773,817       734,844
            Lines of credit                                     2,248,622     1,321,178
            Other consumer loans                                  934,779       970,638
                                                              -----------   -----------
                                                                4,698,669     3,576,512

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        Less: Undisbursed portion of consumer loans             (1,415,291)    (585,478)
              Unearned discounts                                   (20,676)      (8,169)
                   Total consumer and other loans                3,262,702    2,982,865

        Less: Allowance for loan losses                           (304,057)    (300,260)

                 Loans receivable, net                         $14,896,198  $13,645,908
                                                               ===========  ===========

                Activity in the allowance for loan losses for the years ended December 31 is summarized as follows:

                                              1998       1997
                                            --------   --------
        Balance, beginning of year          $300,260   $296,452
          Provision for loan losses           58,664      3,000
          Charge offs less recoveries        (54,867)       808
                                            --------   --------

        Balance, end of year                $304,057   $300,260
                                            ========   ========

                The Company had loans with unpaid principal balances totaling $117,208 and $125,679 at December 31, 1998 and 1997, respectively, upon which interest was no longer being accrued due to their delinquent status. Had the accrual of interest not been discontinued on these loans, interest income would have been increased by approximately $6,381 and $6,756, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

 (5)    Troubled Debt Restructuring

                In accordance with FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended by FASB Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, management has classified loans receivable at December 31, 1998 and 1997, in the amounts of $106,730 and $198,646, respectively, as troubled debt restructuring due to modification of terms. The interest income that would have been recognized if those loans had been current with their original terms was $10,475 and $18,595 for the years ended December 31, 1998 and 1997, respectively. Interest income totalling $7,672 and $13,712 was included in income for the years ended December 31, 1998 and 1997, respectively. The Company is not committed to lend additional funds to debtors whose loans have been restructured. No impaired loans existed at December 31, 1998 and 1997.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(6)     Accrued Interest Receivable

                Accrued  interest  receivable  at December 31 is  summarized  as follows:

                                                             1998       1997
                                                           --------   --------

        Mortgage-backed and related securities             $128,867   $132,058
        Loans receivable                                    106,678     97,305
                                                           --------   --------

                                                           $235,545   $229,363
                                                           ========   ========

(7)  Allowance for Losses on Foreclosed Real Estate

                Activity in the allowance for losses for foreclosed real estate for the years ended December 31 is as follows:

                                                             1998       1997
                                                           --------   --------
        Balance, beginning of year                         $ -        $ 25,807
          Provisions charged to operations                               -
          Charge-offs less recoveries                        -         (25,807)

        Balance, end of year                               $ -        $   -
                                                           ========   ========

(8)  Premises and Equipment

                Premises   and   equipment  at  December  31  consisted  of  the
following:

                                                          1998        1997
                                                      ----------   ----------
        Land and buildings                            $  685,508   $  342,138

        Furniture, fixtures and equipment                440,285      294,004
                                                      ----------   ----------

                                                       1,125,793      636,142

        Less:  Accumulated depreciation                 (420,298)    (373,695)
                                                      ----------   ----------
                                                      $  705,495   $  262,447
                                                      ==========   ==========

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Depreciation for the years ended December 31, 1998 and 1997 was $46,603 and $36,267, respectively.


(9)  Deposits

                Deposits at December 31 are summarized as follows:

                            Weighted
                            Average           1998                  1997
                            Rate at     ------------------     -----------------
                            12/31/98    Amount     Percent     Amount    Percent
                            --------    ------     -------     ------    -------

        Demand and NOW
          accounts,
          including
          non-interest
          bearing deposits
          of $1,299,481 and
       $912,169               1.76%   $10,107,457  30.12%  $ 4,685,827    16.35%
        Money market          2.75%       603,651   1.80%      722,090     2.52%
        Passbook savings      2.08%     2,253,347   6.72%    2,584,113     9.02%
                             -----    ----------- ------    -----------  ------
                                       12,964,455  38.64%    7,992,030    27.89%
                                      ----------- ------    -----------  ------

        Certificates
          of deposit:
             3.99% or less    2.00%       312,451    .93%          -       0.00%
             4.00% to 5.99%   4.87%    15,342,596  45.73%    16,919,400   59.05%
             6.00% to 7.99%   6.02%     4,811,215  14.34%     3,627,464   12.66%
             8.00% to 9.99%   8.00%       122,349    .36%       117,648    0.40%
                             -----    ----------- ------    -----------  ------
                                       20,588,611  61.36%    20,664,512   72.11%
                                      ----------- ------    -----------  ------

                                      $33,553,066 100.00%   $28,656,542  100.00%
                                      =========== ======    ===========  ======

                The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately, $4,450,784 and $2,664,532 at December 31, 1998 and 1997, respectively.

                At December 31, 1998 scheduled maturities of certificates of deposit are as follows:

                                            Year Ending December 31,
                             -------------------------------------------------------
                                 1999        2000        2001       2002      2003
                             -----------  ----------   --------    -------   -------
  3.00 to 3.99 percent       $      -     $  312,451   $   -       $  -      $  -
  4.00 to 5.99 percent        13,987,716   1,054,702    160,518     74,365    65,295
  6.00 to 7.99 percent         3,206,593   1,216,065    388,557       -         -
  8.00 to 8.99 percent             -         122,349       -          -         -

                             $17,194,309  $2,705,567   $549,075    $74,365   $65,295
                             ===========  ==========   ========    =======   =======

               Deposits for directors, officers and employees totaled $763,291 and $670,698 at December 31, 1998 and 1997, respectively.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Interest expense on deposits for the years ended December 31 is summarized as follows:

                                             1998          1997
                                          ----------    ----------
      Money market and NOW
          accounts                        $  102,288    $   92,541
        Passbook savings                      50,124        53,326
        Certificates of
          deposits                         1,086,826     1,064,744
                                          ----------    ----------

                                          $1,239,238    $1,210,611
                                          ==========    ==========

                Income from early withdrawal penalties amounted to $504 and $4,005 for the years ended December 31, 1998 and 1997, respectively.

(10)    Deferred Income

                Deferred income at December 31 consisted of the following:

                                                             1998      1997
                                                           -------   -------
        Interest on loans collected in advance             $ 6,038   $ 6,510
        Unrealized profit from the sale of
          repossessed property                              40,241    40,555
                                                           -------   -------

            Totals                                         $46,279   $47,065
                                                           =======   =======

(11)    Accrued Expenses and Other Liabilities

                Accrued  expenses  and  other   liabilities   consisted  of  the
following:

                                               1998       1997
                                             --------   --------
        Accrued interest                     $ 27,969   $    620
        Payroll taxes                           1,735      2,177
        Accounts payable                       99,825     13,509
        Other                                  12,013     11,314
                                             --------   --------

                                             $141,542   $ 27,620
                                             ========   ========

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(12)    Interest Income on Other Interest Earning Assets

                Details of interest income on other interest earning assets included in interest income for the years ended December 31 are provided below:

                                                                    1998     1997
                                                                  -------   -------

        Interest on demand account in other institutions          $70,817   $78,539
        Federal Home Loan Bank dividends                           15,290    15,221
                                                                  -------   -------

            Totals                                                $86,107   $93,760
                                                                  =======   =======

(13)    Other Noninterest Expenses

                Details of other expenses included in noninterest expenses for the years ended December 31 are provided below:

                                                1998       1997
                                              --------   --------
        Bank clearing charges                 $ 74,401   $ 82,504
        Insurance                               22,279     22,505
        Professional fees                       50,657     73,506
        Telephone                               14,597     13,018
        Advertising                             16,629     23,418
        Franchise and shares taxes              42,610     32,479
        Registrar fees                           5,493      4,635
        Supervisory examination                 11,263      3,471
        ESOP expenses                            2,050      1,950
        Property taxes                           6,058      7,693
        Dues and subscriptions                   7,882      5,947
        Miscellaneous other
          expenses                              19,338     18,731
                                              --------   --------

          Total                               $273,257   $289,857
                                              ========   ========

(14)    Retirement Plans

        Profit Sharing Plan

                In 1988, the Company adopted a contributory profit sharing plan for all full time employees. No contributions were made in 1998 and 1997 due to contributions made on behalf of employees to the ESOP plan.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        Employee Stock Ownership Plan (ESOP)

                All employees meeting age and service requirements are eligible to participate in an ESOP. Under the terms of the ESOP, contributions are allocated to participants using a formula based on compensation. Participants vest over five years.

                In 1996, the ESOP purchased 21,160 shares of Company common stock. The remaining unamortized cost of such shares purchased is reflected as unearned employee benefits in the accompanying balance sheet. During 1998 and 1997, 2,116 shares were allocated to participants each year. The fair value of such shares, $44,833 and $36,385 for 1998 and 1997, respectively, was charged to expense. The fair value of the remaining unallocated shares at December 31, 1998 and 1997 totaled $278,783 and $370,300, respectively.

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

                At   December   31,  1998  and  1997,   $53,050   and   $38,665,
        respectively, had been accrued as deferred compensation payable.

(16)    Income Taxes
                The Company utilizes FASB Statement 109 to account for income taxes.

                The components of income tax expense for the years ended December 31 are as follows:

                                         1998       1997
                                       --------   --------
        Income taxes current:
          Federal                      $159,223   $134,956
                                       --------   --------

        Deferred taxes due to
          timing differences            (53,720)   12,753

            Total income tax
              expense                  $105,503   $147,709
                                       ========   ========

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                The total provision for federal income taxes differs from that computed by applying statutory corporate tax rates as follows for the years ended December 31:

                                                     1998     1997
                                                     -----    -----
        Computed at the expected
          statutory rate                              34.0%    34.0%
        Other                                         (1.8)     2.7

                                                      32.2%    36.7%
                                                     =====    =====

                Temporary differences giving rise to the deferred tax amounts consist primarily of converting the financial statements from accrual to cash basis for tax purposes and by the excess of tax bad debts over book bad debts since 1987.

                Amounts for deferred tax liabilities at December 31 are as follows:

                                                      1998       1997
                                                    --------   --------

        Deferred tax assets                         $ 45,784   $ 26,467
        Deferred tax liabilities                     130,407    161,865
                                                    --------   --------

          Net deferred tax liabilities              $ 84,623   $135,398
                                                    ========   ========

                No valuation allowances were recorded against deferred tax assets as of December 31, 1998 and 1997.

                Under the  Internal  Revenue  Code,  the  Company  is allowed to deduct an experience method bad debt deduction based on actual charge-offs. This deduction is an addition to tax bad debt reserves established for the purpose of absorbing losses. The Act also provides that federal income tax bad debt reserves in excess of the base year reserves will be included in taxable income. The Association had postponed recapture of income from the excess of federal bad debt reserves over base year reserves since 1996. Taxable income for 1998 included $119,038 of recapture of this bad debt reserve, thereby decreasing the deferred tax liability and increasing current taxes by $40,473.

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Retained earnings of the Company at December 31, 1998 and 1997 includes approximately $368,500, for which provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.


(17)    Earnings Per Share

                The Company adopted FAS 128, Earnings Per Share, as of December 31, 1997. Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares unreleased by the Employee Stock Ownership Plan ("ESOP") (16,399 and 18,515 shares at December 31, 1998 and 1997, respectively) and the weighted average unvested shares in the Recognition and Retention Plan (RRP) (8,464 and -0- shares at December 31, 1998 and 1997, respectively). The effect on diluted EPS of stock option shares outstanding and unvested RRP shares is calculated using the treasury stock method. The following is a reconcilement of the numerator and denominator for basic and diluted Earnings Per Share.

                                             Income        Shares      Per-Share
                                          (Numerator)   (Denominator)    Amount
                                          -----------   -------------  ---------
                                                Year Ended December 31, 1998
                                          --------------------------------------

        Basic EPS
          Income available to common
            stockholders                    $222,066        247,401        $.90
                                                                           ====
        Effect of dilutive securities
          Stock options outstanding             -              -
          Restricted stock grants               -              -
                                            --------        -------

        Diluted EPS
          Income available to common
            stockholders plus assumed
            conversions                     $222,066        247,401        $.90
                                            ========        =======        ====

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                                                Income       Shares      Per-Share
                                             (Numerator)  (Denominator)    Amount
                                             -----------  -------------    ------
                                                  Year Ended December 31, 1997
                                              ------------------------------------
        Basic EPS
          Income available to common
            stockholders                      $254,500         244,669       $1.04
                                                                             =====
        Effect of dilutive securities
          Stock options outstanding              -                -
          Restricted stock grants                -                -
                                             ---------         -------       -----
        Diluted EPS
          Income available to common
            stockholders plus assumed
            conversions                      $254,500          249,669       $1.04
                                             ========          =======       =====

(18)    Other Employee Benefits

        Recognition and Retention Plan

                The Company established the Recognition and Retention Plan (RRP) for certain officers and directors on April 30, 1998. During 1998, the Company issued 2,116 shares of common stock to fund the vested portion of the RRP. The excess of fair value over par value of the common stock issued increased additional paid-in capital by $50,763. The fair value of the shares on the date of award is recognized ratably as compensation expense over the vesting period, which is five years. The grantees of the restricted stock have the right to vote the shares awarded. Dividends on unvested shares are held in trust and distributed when the related shares vest. For the year ended December 31, 1998, the amount included in compensation expense was $50,784. A summary of the changes in restricted stock follows:

                                                Unvested    Vested
                                                 Shares     Shares
        Balance, January 1, 1998                   -           -
        Approved by the plan                     10,580        -
        Vested                                   (2,116)       -
        Forfeited                                  -           -
        Earned and issued                          -          2,116
        Balance, December 31, 1998                8,464       2,116
                                                 ======      ======

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

        Stock Option Plan

                In 1998, the Company adopted a stock option plan for the benefit of directors and officers. The number of shares of common stock reserved for issuance under the stock option plan was equal to 26,450 shares, or
        10.0 percent, of the total number of common shares sold in the Company's initial public offering of its common stock upon the mutual-to-stock conversion of First Allen Parish Bancorp, Inc. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed 10 years. The stock options granted to directors and officers in 1998 are exercisable in five equal annual installments. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

                The following table summarizes the activity related to stock options:

                                       Available     Options
                                       for Grant   Outstanding
                                       -------       -------
        At inception                    26,450          -
        Granted                        (22,483)         -
        Vested                            -            4,497
        Canceled                          -             -
        Exercised                         -             -
                                       -------       -------
        At December 31, 1998             3,967         4,497
                                       =======       =======

                The 4,497 vested outstanding options were issued on April 30, 1998 at an exercise price equal to the market value of $24.00 and were exercisable at December 31, 1998. The weighted-average grant-date fair value of options granted during the year ended December 31, 1998 was $7.15.

                In October 1995, the FASB issued SFAS 123, Accounting of Stock-Based Compensation. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 31, 1995, based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:

                                        1998
                                      --------
        Net income
          As reported                 $222,066
          Pro forma                   $197,102
        Earnings per share
          As reported - Basic             $.90
                      - Diluted           $.90
          Pro forma   - Basic             $.80
                      - Diluted           $.80

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(19)    Related Party Transactions

                In the ordinary course of business, the Company makes loans to its directors, officers, and employees. These loans are made on the same terms as loans to other customers. The activity of such loans outstanding for the years ended December 31 are as follows:

                                                       1998        1997
                                                    ---------   ---------
        Balance, beginning of year                  $ 249,429   $ 214,721
                                                    ---------   ---------
           Additions                                  118,266      70,562
          Payments                                   (139,395)    (35,854)
                                                    ---------   ---------

        Balance, end of year                        $ 228,300   $ 249,429
                                                    =========   =========

(20)    Concentration of Credit

                The majority of the Company's loans and its standby letters of credit have been granted to customers in the Company's market area, which is primarily Allen Parish, Louisiana. The Parish is largely a rural area and relies heavily on the agricultural industry and government employment. The concentrations of credit by type of loan are set forth in the note on loans receivable as presented earlier in this report. The Company, as a matter of policy, does not extend credit to any borrower or group of related borrowers in excess of its legal lending limit of approximately $584,516.


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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of December 31, 1998, that the Association meets all capital adequacy requirements to which it is subject.

                As of December 31, 1998, the most recent notification from the Office of Thrift Supervision (OTS), categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, tangible and core capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                          Tangible      Core     Risk-based
                                                         ----------  ----------  ----------
                Regulatory capital                       $3,732,780  $3,732,780  $3,912,280
                Minimum capital requirement                 566,489   1,132,979   1,261,280
                                                         ----------  ----------  ----------
                  Regulatory capital in excess of
                    of minimum capital
                    requirements                         $3,166,291  $2,599,801  $2,651,000
                                                         ==========  ==========  ==========

                Minimum capital requirement                    1.5%        3.0%        8.0%
                                                         ==========  ==========  ==========

                The Association's regulatory
             capital                                          9.88%       9.88%      24.81%
                                                         ==========  ==========  ==========

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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

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

                                                             Ranges
                                                    --------------------------
                                       Variable      Interest      Commitment
                                         Rate          Rates          Terms
                                       ---------------------------------------

                December 31, 1998       $755,861    8.5% - 10.5%      182 days

                December 31, 1997       $194,550    8.5% -  9.0%   10-182 days

                                                             Ranges

                                                    --------------------------
                                         Fixed        Interest      Commitment
                                         Rate          Rates          Terms
                                       ---------------------------------------

                December 31, 1998       $343,600   8.5% - 12.0%       182 days

                December 31, 1997       $314,525   8.0% -  9.0%   120-182 days

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The Company had short-term standby letters of credit outstanding of $5,100 and $1,000 at December 31, 1998 and 1997, respectively.


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

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

                Off-balance sheet items - The fair value of these items approximate their contractual amounts.

                The estimated fair values of the Company's financial instruments were as follows:

                                            December 31, 1998         December 31, 1997
                                         ----------------------     -----------------------
                                          Carrying       Fair        Carrying      Fair
                                           Value         Value        Value        Value
                                         ----------  ----------     ----------   ----------
        Financial assets:
          Cash and due from
            banks                        $6,319,228  $6,319,228   $  1,884,242  $ 1,884,242
          Securities to be held-
            to-maturity                   9,743,993   9,770,282     11,668,946   11,609,680
          Securities available-
            for-sale                      6,451,230   6,451,230      5,478,291    5,478,291
          Loans                          14,896,198  14,886,904     13,645,908   13,495,448
          Accrued interest
            receivable                      235,545     235,545        229,363      229,363
          Other receivables                  43,925      43,925         62,895       62,895
          Federal Home Loan Bank
            stock, at cost                  263,000     263,000        259,300      259,300

                                            December 31, 1998         December 31, 1997
                                         ----------------------     -----------------------
                                          Carrying       Fair        Carrying      Fair
                                           Value         Value        Value        Value
                                         ----------  ----------     ----------   ----------
        Financial liabilities:
          Deposit liabilities            $33,553,066  $32,471,617  $28,656,542  $27,732,897
          Advances by borrowers
            for taxes and insurance           20,402       20,402       23,212       23,212
          Current federal income
            taxes payable                     24,263       24,263       54,956       54,956
          Accrued expenses and
            other liabilities                141,542      141,542       27,620       27,620
          Off-balance sheet items
            Standby letters of
              credit                           5,100        5,100        1,000        1,000
            Commitments to extend
              credit                       1,099,461    1,099,461      509,075      509,075

                 FIRST ALLEN PARISH BANCORP, INC. AND SUBSIDIARY

(24) Capability of the Company's Data Processing Hardware to Accommodate the Year 2000 (Unaudited)

                The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (year "2000") approaches. The "year 2000" problem is pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value of zero. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

                The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the "year 2000" compliance. It is anticipated that all reprogramming efforts will be complete March 31, 1999, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the "year 2000". Management has assessed the "year 2000" compliance expense and related potential effect on the Company's earnings, and the board has approved $75,000 to be dedicated to this project which is to be expended during years ended December 31, 1998 and 1999.

                        FIRST ALLEN PARISH BANCORP, INC.

                             Stockholder Information
ANNUAL MEETING:

        The Annual Meeting of Stockholders will be held at 2:00 p.m., Oakdale, Louisiana time on Friday, April 30, 1999, at the main office of First Allen Parish Bancorp, Inc., 222 South 10th Street, Oakdale, Louisiana 71463.

STOCK LISTING:

        First Allen Parish Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. (NASDAQ) "Pink Sheets" under the symbol "FALN".

PRICE RANGE OF COMMON STOCK:

        The per share price range of the common stock for 1998 was as follows:

                                         High      Low     Dividends
                                        ------    ------   ---------
                                        $24.50    $17.00    $79,988

        The stock price information set forth in the table above was provided by Trident Securities, Inc., 1275 Peachtree Street N. E., Suite 460, Atlanta,
Georgia 30309. The common stock traded infrequently and the share price information reflected stock trades known to management of the Company.

        At December 31, 1998, there were 266,622 shares of First Allen Parish Bancorp, Inc. common stock issued and outstanding (including unallocated ESOP shares) and there were 91 registered holders of record.

STOCKHOLDERS AND GENERAL INQUIRIES:

        Charles L. Galligan, President/CEO
        First Allen Parish Bancorp, Inc.
        222 South 10th Street
        Oakdale, Louisiana  71463
        (318) 335-2031

TRANSFER AGENT:

        Registrar and Transfer Co.
        10 Commerce Drive
        Cranford, New Jersey  07016
        (800) 368-5948

ANNUAL AND OTHER REPORTS:

        A copy of the First Allen Parish Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the Securities and Exchange Commission (SEC), may be obtained without charge by contacting Charles
L. Galligan, President and Chief Executive Officer, First Allen Parish Bancorp, Inc., 222 South 10th Street (Post Office Box 706), Oakdale, Louisiana 71463.

        The Company paid semiannual dividends of 15 cents per share in June and December of 1998.

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